Exhibit 99.1(a

Exhibit 99.1a) Itaú Corpbanca Announces Third Quarter 2022 Management Discussion & Analysis Report SANTIAGO, Chile, October 28, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2022. For the full MD&A Report, please refer to the following link. https://ir.itau.cl/files/doc_financials/2022/q3/Itau-Corpbanca-3Q22-MD-A.pdf On Wednesday, November 2, 2022, at 11:00 A.M. Santiago time (10:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer and Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://events.q4inc.com/attendee/587251591 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 3Q22

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3 5 19 21 23 43 33 49 52 Additional Information Complete Balance sheet & income statements 60 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Balance Sheet Risk and Capital Management Access here 7 Executive Summary

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Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 3Q22, 2Q22 and 3Q21 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2022 of Ch$965.75 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “SF”). Certain figures included in this Quarterly Report for the three months ended September 30, 2022 and 2021, for the three months ended June 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consoli-dated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

8 Management Discussion & Analysis Executive Summary Results Performance Balance Sheet Competitive Environment Itaú Corpbanca operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web). Financial Industry Results Loan growth Macroeconomic scenario At the end of September 2022, the financial industry in Chile reached a total of Ch$223.9 billion (excluding operations in Colombia and BCI Florida), presenting a growth of 2.8% compared to the previous quarter and 13.3% compared to the same month of 2021. The composition of the loans portfolio does not register significant changes in relation to the previous quarter, consisting of 55.6% in commercial loans, 32.5% in mortgage loans and 11.9% in consumer loans. On the other hand, in the 12-month comparison, a change in the loans mix is observed, registering a decrease in commercial loans of 92bp (56.5% at the end of September 2021) and an increase in consumer and mortgage loans. Itaú Corpbanca Chile achieved a market share of 10.0% in its portfolio of total loans, 11.3% in commercial loans, 8.2% in consumer loans and 8.5% in mortgage loans, presenting a growth of 21bp in total market share, driven by a greater share in commercial and consumer loans. When compared to September 2021, a gain of 42bp is recorded in the total market share, explained by a higher share in consumer loans of 79bp and gain of 25bp in mortgage loans. Chile: The 3Q22 was marked by the deterioration of the labor market. It is estimated that inflation has reached its peak after rising to 14.1% year-on-year in August and 13.7% in September (with a monthly increase of 0.9%). In this context, the board of the Central Bank announced an increase of 50bp in the monetary policy rate, which reached 11.25% at the beginning of October. The Central Bank indicated that the monetary policy rate would remain at the current level for as long as necessary to ensure that the 3% target is achieved within two years. Under this backdrop, a 4.2% increase in real fiscal spending was an-nounced in the 2023 budget bill (following a near 25% contraction this year), with a focus on public investment and pensions. On the political front, the draft constitution developed by the constitutional convention was rejected by 62% of the votes. It is expected that the most likely scenario is a broad agreement among the political parties represented in Congress that allows a new convention, composed of fewer members, with the participation of experts. With a less favorable global economy and tighter global macroeconomic policies, our expectation of GDP contraction for next year would become more pronounced (1.5% versus 1.0% previously expected), with emerging currencies weakening in the face of the Fed's more aggressive policy and cuts in the policy rate that we expect to close at around 6.5% by the end of 2023. Colombia: During 3Q22 Colombia continued to face a large external imbalance with high oil prices and slowdown in domestic demand, the context in which the Central Bank Board determined a rate increase of 100bp closing September at 10%. The Board cited rising inflation expecta-tions and excessive domestic demand amid tighter external financial conditions as the reasons for its decision to further tighten monetary policy. On the political front, legislative debates are taking place on tax reform that aims to increase tax revenues by 1.45% of GDP on average. In general, the government expects the tax reform to be approved no later than the end of 2022, to have the additional resources in 2023 for social programs promised in the Petro campaign. For this reason and in line with the administration's focus on tax reform, the labor reform as well as the presentation of the pension reform were postponed. The economy is expected to expand by 7.3% in 2022, however, the tight-ening of global financial conditions, the correction of the terms of trade, the significant slowdown in Colombia's main trading partners and the increase in inflation should hinder the dynamics of activity, as a result of which, we expect growth to slow to 0.3% in 2023. trillion 2.8% (3Q22/2Q22) 13.3% (3Q22/3Q21) Loans Ch$ 223.9 Commercial 55.6% Consumer 11.9% Mortgage 32.5%

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 11, 12 and 13 of this report for further details on our managerial model.

Financial Highlights

Below we present the **consolidated managerial and operating information** of Itaú Corpbanca for the three months ended September 30, 2022 and 2021, for the three months ended June 30, 2022 and as of September 30, 2022 and 2021.

	In Ch$ million (except where indicated), end of period	3Q22	2Q22	3Q21	9M22	9M21
Results	Recurring Net Income	117,107	145,370	58,969	373,321	224,870
	Operating Revenues [1]	374,370	373,069	278,373	1,064,450	850,649
	Managerial Financial Margin	323,048	323,984	230,307	918,355	721,527
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	1.2%	1.5%	0.7%	1.3%	0.9%
	Recurring Return on Tangible Avg. equity (RoTAE)	17.6%	22.1%	13.2%	18.8%	16.9%
	Recurring Return on Avg. assets (RoAA) [2]	1.2%	1.5%	0.7%	1.3%	0.9%
	Recurring Return on Avg. equity (RoAE) [2,5]	14.4%	18.1%	10.1%	15.4%	12.9%
	Risk Index (Loan loss allowances / Total loans)	2.8%	2.8%	3.3%	2.8%	3.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.1%	2.0%	2.3%	2.1%	2.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.8%	2.0%	1.9%	2.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	2.9%	2.8%	3.5%	2.9%	3.5%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	134.2%	139.2%	142.1%	134.2%	142.1%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	47.8%	45.3%	58.6%	47.3%	55.3%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	72.0%	65.3%	77.9%	66.9%	69.2%
Balance Sheet	Total Assets	42,171,663	40,326,097	35,768,845		
	Gross Total Credit Portfolio	27,328,200	26,568,958	23,811,968		
	Total Deposits	18,499,888	18,253,032	17,115,052		
	Loan Portfolio / Total Deposits	147.72%	145.56%	139.13%		
	Shareholders Equity	3,310,658	3,245,916	2,355,997		
	Tangible Equity [4]	2,719,931	2,689,441	1,812,164		
Other	Headcount [7]	7,740	7,669	8,091		
	Chile	5,298	5,210	5,160		
	Colombia	2,442	2,459	2,931		
	Branches [8]	255	253	293		
	Chile	177	174	186		
	Colombia	78	79	107		
	ATM – Automated Teller Machines	460	463	523		
	Chile	358	356	401		
	Colombia	102	107	122		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

ItaúCorpbanca 9

Management Discussion & Analysis | Executive Summary
Itaú

	In Ch$ million (except where indicated), end of period	3Q22	2Q22	3Q21	9M22	9M21
Highlights	Total Outstanding shares (Thousands)	973,517.87	973,517.87	512,406.76	973,517.87	512,406.76
	Book Value per share (Ch$)	3.401	3.334	4.598	3.401	4.598
	Diluted Recurring Earnings per share (Ch$)	0.120	0.149	0.115	0.383	0.439
	Accounting Diluted Earnings per share (Ch$)	0.116	0.139	0.105	0.364	0.413
	Diluted Recurring Earnings per ADR (US$)	0.187	0.242	0.213	0.596	0.814
	Accounting Diluted Earnings per ADR (US$)	0.180	0.225	0.194	0.566	0.765
	Dividend (Ch$ million)	n.a.	277,806	n.a.	277,806	n.a.
	Dividend per share (Ch$)	n.a.	0.0856	n.a.	0.0856	n.a.
	Market capitalization (Ch$ billion)	1,784.46	1,671.53	1,019.18	1,784.46	1,019.18
	Market capitalization (US$ billion)	1.8	1.8	1.3	1.8	1.3
	Solvency Ratio - BIS Ratio [9]	14.85%	15.07%	12.56%	14.85%	12.56%
	Shareholders' equity / Total assets	7.85%	8.05%	6.59%	7.85%	6.59%
	Shareholders' equity / Total liabilities	8.52%	8.75%	7.07%	8.52%	7.07%
Indicators	Ch$ exchange rate for US$1.0	965.75	925.3	809.02	965.75	809.02
	COP exchange rate for Ch$1.0	0.2099	0.2230	0.2121	0.2099	0.2121
	Monetary Policy Interest Rate - Chile [10]	10.8%	9.0%	1.5%	10.8%	1.5%
	Monetary Policy Interest Rate - Colombia [10]	10.0%	6.0%	1.8%	10.0%	1.8%
	Quarterly UF variation - Chile [11]	3.5%	4.2%	1.3%	10.1%	3.4%
	Quarterly CPI variation - Chile	3.7%	3.7%	2.4%	10.8%	4.4%
	Quarterly CPI variation - Colombia	3.0%	2.7%	1.2%	10.1%	4.3%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions for 2022 and to prior CMF BIS I definitions for 3Q21. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for prici ng several loans and contracts.

The monitoring and management of Itaú Corpbanca's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of **"non-financial" indicators**, Itaú Corpbanca continuously monitors key variables within the framework of its vision as a **leading bank in sustainable performance and customer satisfaction**, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

ItaúCorpbanca
10

Management Discussion & Analysis | Executive Summary
Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$117.107 million in the third quarter of 2022, compared to an accounting net income of Ch$112,982 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Non-Recurring Events

In Ch$ million	3Q22	2Q22	3Q21	9M22	9M21
Net Income Attributable to Shareholders (Accounting)	**112,982**	**135,338**	**53,623**	**354,467**	**211,516**
Non-Recurring Events	**4,124**	**10,032**	**5,346**	**18,855**	**13,354**
(a) Transaction Costs	2	937	57	1,644	205
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,424	16,271	16,271
(c) Provisions, impairment and accelerated depreciation	-	-	300	-	1,594
(d) Provisions for restructuring	-	8,291	-	8,291	-
(e) Other Costs	224	339	1,542	872	3,280
Tax Effects	(1,525)	(4,960)	(1,977)	(8,223)	(7,996)
Recurring Net Income Attributable to Shareholders (Managerial)	**117,107**	**145,370**	**58,969**	**373,321**	**224,870**

Events that we have considered non-recurring correspond to:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Provisions for restructuring: Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(e) Other Costs: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration and costs related to the capital increase made by the Bank.

ItaúCorpbanca
11

Management Discussion & Analysis Executive Summary Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad, originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 14 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$2,207 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million and the acquisition of an additional 12.36% share ownership in Itaú Corpbanca Colombia on February 22, 2022 for approximately US$414 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$182 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

In the third quarter of 2022, the Chilean peso appreciated by 5.9% against the Colombian peso, compared to a depreciation of 6.5% in the previous quarter. In addition, the Chilean peso depreciated 4.4% against the U.S. dollar in the third quarter of 2022. Approximately 34% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 965.75	+4.4% (3Q22/2Q22)	+19.4% (3Q22/3Q21)
Colombian peso Ch$ 0.2099	-5.9% (3Q22/2Q22)	-1.1% (3Q22/3Q21)

ItaúCorpbanca 12

13 Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 3Q22 figures, it can be used to replicate any period: Managerial Income Statement in Ch$ million 3Q22 in Ch$ million 3Q22 1 Interest Income 863,904 Operating Revenues 427,129 1 Interest Expense (572,363) 1 Managerial Financial Margin 360,733 Net Interest Income 291,540 Financial Margin with Clients 311,488 2 Fees and commission income 66,396 Financial Margin with the Market 49,245 4 Fees and commission expense (25,046) 2 Commissions and Fees 66,396 Net fee and commission income 41,350 3 Cost of Credit (94,329) 1 Total financial transactions, net 61,837 Provision for Loan Losses (111,365) 1 Other operating income 7,026 Recovery of Loans Written Off as Losses 17,036 Total operating income 401,753 Credit Value Adjustment (or “CVA”; ratings and colla-terals effects) - 3 Provision for Loan Losses (112,670) 4 Non-interest Expenses (208,873) 3 Recoveries from loans written-off as losses 17,036 Personnel Expenses (83,363) 3 Result of non-current assets 1,305 Administrative Expenses (101,454) Net operating income 307,424 Depreciation, Amortization and Impairment (24,057) 4 Personnel expenses (83,363) Income before Tax and Minority Interests 123,927 4 Administrative expenses (74,416) 5 Income tax expense (10,927) 4 Depreciation and amortization (24,057) 6 Minority Interests in Subsidiaries (17) 4 Impairments - Net Income attributable to Shareholders 112,982 4 Other operating expenses (1,992) Total operating expenses (183,827) Operating Income 123,597 1 Income from investments in other companies 330 Income before taxes 123,927 5 Income tax expense (10,927) Net Income 113,000 6 Minority interests (17) Net Income attributable to Shareholders 112,982

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**427,129**	**(27,838)**	**(24,921)**	**-**	**374,370**
Managerial Financial Margin	360,733	(12,764)	(24,921)	-	323,048
Financial Margin with Clients	311,488	(5,683)	-	-	305,804
Financial Margin with the Market	49,245	(7,080)	(24,921)	-	17,244
Commissions and Fees	66,396	(15,074)	-	-	51,322
Cost of Credit	**(94,329)**	**3,441**	**-**	**-**	**(90,888)**
Provision for Loan Losses	(111,365)	(2,666)	-	-	(114,032)
Recovery of Loans Written Off as Losses	17,036	1,047	-	-	18,083
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	5,061	-	-	5,061
Non-interest Expenses	**(208,873)**	**24,415**	**-**	**5,649**	**(178,810)**
Personnel Expenses	(83,363)	2,438	-	-	(80,925)
Administrative Expenses	(101,454)	16,005	-	225	(85,224)
Depreciation, Amortization and Impairment	(24,057)	5,972	-	5,424	(12,661)
Income before Tax and Minority Interests	**123,927**	**18**	**(24,921)**	**5,649**	**104,672**
Income Tax Expense	(10,927)	171	24,921	(1,525)	12,640
Minority Interests in Subsidiaries	(17)	(189)	-	-	(206)
Recurring Net Income	**112,982**	**0**	**-**	**4,124**	**117,107**

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**524,877**	**(25,205)**	**(127,505)**	**902**	**373,069**
Managerial Financial Margin	457,405	(6,818)	(127,505)	902	323,984
Financial Margin with Clients	256,465	19,725	-	-	276,190
Financial Margin with the Market	200,940	(26,542)	(127,505)	902	47,794
Commissions and Fees	67,472	(18,387)	-	-	49,085
Cost of Credit	**(77,874)**	**3,284**	**-**	**-**	**(74,590)**
Provision for Loan Losses	(93,149)	(2,138)	-	-	(95,287)
Recovery of Loans Written Off as Losses	15,275	2,837	-	-	18,112
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	2,584	-	-	2,584
Non-interest Expenses	**(205,033)**	**21,734**	**-**	**14,134**	**(169,165)**
Personnel Expenses	(85,234)	(3,016)	-	8,336	(79,914)
Administrative Expenses	(96,393)	18,985	-	375	(77,033)
Depreciation, Amortization and Impairment	(23,406)	5,764	-	5,424	(12,219)
Income before Tax and Minority Interests	**241,970**	**(187)**	**(127,505)**	**15,036**	**129,314**
Income Tax Expense	(106,631)	159	127,505	(4,977)	16,057
Minority Interests in Subsidiaries	(1)	29	-	(28)	(1)
Recurring Net Income	**135,338**	**-**	**-**	**10,032**	**145,370**

ItaúCorpbanca 14

Management Discussion & Analysis | Executive Summary

Itaú

3rd quarter of 2022 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	3Q22	2Q22	change		3Q21	change		9M22	9M21	change	
Operating Revenues	**374,370**	**373,069**	**0.3%**	**1,301**	**278,373**	**34.5%**	**95,997**	**1,064,450**	**850,649**	**25.1%**	**213,801**
Managerial Financial Margin	323,048	323,984	-0.3%	(936)	230,307	40.3%	92,741	918,355	721,527	27.3%	196,827
Financial Margin with Clients	305,804	276,190	10.7%	29,615	207,861	47.1%	97,944	830,554	605,292	37.2%	225,263
Financial Margin with the Market	17,244	47,794	-63.9%	(30,550)	22,446	-23.2%	(5,203)	87,801	116,236	-24.5%	(28,435)
Commissions and Fees	51,322	49,085	4.6%	2,237	48,066	6.8%	3,256	146,095	129,121	13.1%	16,973
Cost of Credit	**(90,888)**	**(74,590)**	**21.9%**	**(16,298)**	**(53,890)**	**68.7%**	**(36,998)**	**(208,439)**	**(118,716)**	**75.6%**	**(89,724)**
Provision for Loan Losses	(114,032)	(95,287)	19.7%	(18,745)	(73,974)	54.2%	(40,058)	(267,716)	(167,119)	60.2%	(100,598)
Recovery of Loans Written Off as Losses	18,083	18,112	-0.2%	(30)	19,306	-6.3%	(1,224)	51,887	49,157	5.6%	2,729
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	5,061	2,584	95.8%	2,477	778	550.5%	4,283	7,390	(754)	-	8,145
Non-interest Expenses	**(178,810)**	**(169,165)**	**5.7%**	**(9,645)**	**(163,055)**	**9.7%**	**(15,755)**	**(503,326)**	**(470,238)**	**7.0%**	**(33,088)**
Personnel Expenses	(80,925)	(79,914)	1.3%	(1,011)	(76,073)	6.4%	(4,852)	(233,819)	(217,987)	7.3%	(15,832)
Administrative Expenses	(85,224)	(77,033)	10.6%	(8,191)	(74,275)	14.7%	(10,949)	(232,713)	(216,085)	7.7%	(16,629)
Depreciation. Amortization and Impairment	(12,661)	(12,219)	3.6%	(443)	(12,707)	-0.4%	46	(36,794)	(36,166)	1.7%	(628)
Income before Tax and Minority Interests	**104,672**	**129,314**	**-19.1%**	**(24,642)**	**61,428**	**70.4%**	**43,244**	**352,684**	**261,695**	**34.8%**	**90,989**
Income Tax Expense	12,641	16,057	-21.3%	(3,416)	(2,141)	-	14,782	21,084	(35,003)	-	56,088
Minority Interests in Subsidiaries	(206)	(1)	36324.3%	(205)	(318)	-35.3%	112	(447)	(1,822)	-75.5%	1,375
Recurring Net Income	**117,107**	**145,370**	**-19.4%**	**(28,263)**	**58,969**	**98.6%**	**58,138**	**373,321**	**224,870**	**66.0%**	**148,452**

ItaúCorpbanca

15

16 Management Discussion & Analysis Executive Summary Return on Average Tangible Equity1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 11 and 12 : Ch$ 117.1 billion for the 3Q22 Highlights in 3Q22 For further details by country see page 40 Highlights of the quarter The Recurring Net Income amounted to Ch$117.1 billion in the third quarter of 2022, presenting a decrease of 19.4% over the previous quarter and a growth of 98.6% compared to the same period of 2021. As a result, Return on Average Tangible Equity reached 17.6% as of September 30, 2022. In Chile, the Recurring Net Income totaled Ch$114.0 billion, showing a decrease of 24.8% compared to the previous quarter, as a result of increases in Cost of Credit and Non-interest Expenses, in addition to decreases in Operating Revenues, mainly due to Financial Margin with Market. Compared to the same period of 2021, the Recurring Net Income increased by 94.5%, due to the higher results in Managerial Financial Margin that have been registered in 2022 from the growth of portfolios, the increase in interest rates and the rise in inflation. In constant currency, Colombia's Recurring Net Income totaled Ch$3.2 billion, improving compared to 2Q22, due to the decrease in the Cost of Credit for the quarter. Compared to the third quarter of 2021, this result presented an increase of 720.2%, driven by the lower Cost of Credit and improvement in the Margin with Clients derived from the higher interest rates of the current year and its positive impact on the results of liabilities and capital. 17.6% The annualized recurring return on average tangible equity reached 17.6% in the third quarter of 2022, 4.6 percentage points below the value recorded in the previous quarter and 4.4 percentage points higher than the ratio observed in the third quarter of 2021. Average tangible shareholders equity totaled Ch$2,666.6 billion, representing an increase of 1.5% compared to the last quarter and a 49.2% increase compared to the same period of 2021, as a result of the capital in-crease made by the Bank and the higher results obtained in 2022. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached 1.2% in the third quarter of 2022, showing a decrease of 38bps compared to the previous quarter and a growth of 47bps compared to the third quarter of 2021, as a result of the higher results recorded in the current year. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 58,969 82,365 110,845 145,370 117,107 3Q '21 4Q'21 1Q'22 2Q '22 3Q '22 -19.4% +66.6% 224,870 373,321 9M21 9M22 +98.6% 13.2% 13.9% 16.9% 22.1% 17.6% 16.9% 18.8% 0.7% 0.9% 1.2% 1.5% 1.2% 0.9% 1.3% 1 0. 0% 1 5.0% 20. 0% 25. 0% 30. 0% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 9M21 9M22 -3.0% -2.0% -1 .0% 0.0% 1 .0% 2.0% 3.0% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) +4.4pp -4.6pp +2.0pp

17 53,890 85,099 42,961 74,590 90,888 118,716 208,439 0.9 1.4 0.7 1.2 1.4 0.7 1.1 - 3. 0 - 2. 6 - 2. 2 - 1. 8 - 1. 4 - 1. 0 - 0. 6 - 0. 2 0.2 0.6 1 .0 1 .4 1 .8 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 9M21 9M22 - 50,00 1 0,000 1 50,000 200, 00 250, 00 300, 00 Cost of credit (Ch$ million) Cost of credit / Loan portfolio - Annualized (%) +47.1pb +20.2pb +41.8pb Financial Margin with Clients Cost of Credit Ch$ 305.8 billion For further details by country see pages 24 and 34 Ch$ 90.9 billion Commissions and Fees Efficiency Ratio For further details by country see pages 26 and 36 47.8% The Financial Margin with Clients increased by 10.7% in the third quarter of 2022, compared to the previous period, due to the higher results in liabilities and capital observed in Chile and Colombia, as a result of the increase in monetary policy rates registered in both countries, together with the growth of loans that has been observed in Chile. When compared to the third quarter of 2021, our Financial Margin with Clients increased by 47.1%, due to the growth of asset and liability portfolios and the higher value of the average TPM in force to date (in Chile and Colombia). In the third quarter of 2022, the Bank's Efficiency ratio showed an increase of 2.4 percentage points compared to the previous quarter, totaling 47.8%, a variation that is due to the 5.7% growth in Non-interest Expenses, offset by an 0.3% growth in Operating Revenues When compared to the third quarter of 2021, the Efficiency ratio decreased by 10.8 percentage points, mainly due to the 34.5% increase in Operating Revenues, offset by the 9.7% increase in Non-interest Expenses. The Cost of Credit for the third quarter of 2022, presented an increase of 21.9% compared to the previous quarter, as a result of downgrades of specific wholesale clients, growth of the loans portfolio and greater delin-quency in Retail, from which additional provisions of Ch$20.0 billion were recorded in this quarter (higher by Ch$5.0 billion than the previous quarter), mainly in Chile. When compared to the third quarter of 2021, the Cost of Credit increased by 68.7%, mostly due to positive effects registered in the Cost of Credit during the year 2021, product of the economic support applied in the COVID 19 pandemic, mainly in Chile. 48,066 41,110 45,688 49,085 51,322 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 129,121 146,095 9M21 9M22 +4.6% +6.8% +13.1% Ch$ 51.3 billion In the third quarter of 2022, Commissions and Fees increased by 4.6% compared to the previous period, due to higher results obtained in Chile in Financial Advisory and Others services and Insurance commissions associat-ed, mainly, with the greater activity of consumer and cross selling derivative. When compared to the third quarter of 2021, Commissions and Fees increased by 6.8% due to the higher results observed in Chile in relation to Financial Advisory and Others and Insurance Brokerage commissions, offsetting the decrease in Colombia's results in structuring commissions and Financial Advisory services. For further details by country see pages 31 and 41 Management Discussion & Analysis Executive Summary For further details by country see pages 27 and 37 207,861 249,243 248,560 276,190 305,804 605,292 830,554 2.75 3.14 3.20 3.46 3.67 2.75 3.45 - 3. 0 - 2. 0 - 1. 0 - 1 .00 2.00 3.00 4.00 50,00 1 0,000 1 50,000 200, 00 250, 00 300, 00 350, 00 400, 00 450, 00 500, 00 550, 00 600, 00 650, 00 700, 00 750, 00 800, 00 850, 00 900, 00 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 9M21 9M22 Financial Margin with Clients Financial margin with clients (annualized average rate) +91.1pb +20.5pb Ch$ million +70.4pb Ch$ million Ch$ million -10.81% -7.99% +2.42% 58.6% 51.9% 49.0% 45.3% 47.8% 55.3% 47.3% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 9M21 9M22

18 Management Discussion & Analysis Executive Summary 2022 Forecast The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, retur ns, risk and expense control, among others), capital requirements; as well as the analysis and continuous review of the general environmen t in which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the de finition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measuremen t of Forecast that establishes the base framework for the development and focus of the commercial actions of the year. In this way, for the year 2022 the Forecast Bank considers: Although the growth plans and projections of results presented above are based on management assumptions and information avai lable in the market at the beginning of 2022, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of the se expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and econ omic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. (1) Net provision for credit & counterparty risks belowinflation increasing as interest rates rise high single digit Financial margin with clients average rate Loan growth Cost of credit risk1 Non-Interest Expenses growth range from 0.7% to 1.0% Expected

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 11, 12 and 13 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q22, 2Q22 an d 3Q21:

	3Q22			2Q22			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**374,370**	**308,438**	**65,834**	**373,069**	**316,137**	**73,078**	**0.3%**	**-2.4%**	**-9.9%**
Managerial Financial Margin	323,048	264,606	58,344	323,984	276,893	63,237	-0.3%	-4.4%	-7.7%
Financial Margin with Clients	305,804	234,085	71,719	276,190	210,006	66,184	10.7%	11.5%	8.4%
Financial Margin with the Market	17,244	30,521	(13,376)	47,794	66,887	(2,947)	-63.9%	-54.4%	353.9%
Commissions and Fees	51,322	43,832	7,490	49,085	39,244	9,841	4.6%	11.7%	-23.9%
Cost of Credit	**(90,888)**	**(78,314)**	**(12,574)**	**(74,590)**	**(57,693)**	**(16,897)**	**21.9%**	**35.7%**	**-25.6%**
Provision for Loan Losses	(114,032)	(95,960)	(18,071)	(95,287)	(74,062)	(21,225)	19.7%	29.6%	-14.9%
Recovery of Loans Written Off as Losses	18,083	12,586	5,497	18,112	13,784	4,328	-0.2%	-8.7%	27.0%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	5,061	5,061	-	2,584	2,584	-	95.8%	95.8%	-
Non-interest Expenses	**(178,810)**	**(130,324)**	**(48,485)**	**(169,165)**	**(121,754)**	**(47,411)**	**5.7%**	**7.0%**	**2.3%**
Personnel Expenses	(80,925)	(60,969)	(19,956)	(79,914)	(58,992)	(20,921)	1.3%	3.4%	-4.6%
Administrative Expenses	(85,224)	(59,560)	(25,663)	(77,033)	(53,521)	(23,512)	10.6%	11.3%	9.2%
Depreciation, Amortization and Impairment	(12,661)	(9,795)	(2,866)	(12,219)	(9,241)	(2,978)	3.6%	6.0%	-3.7%
Income before Tax and Minority Interests	**104,672**	**99,800**	**4,774**	**129,314**	**136,690**	**8,771**	**-19.1%**	**-27.0%**	**-45.6%**
Income Tax Expense	12,641	14,202	(1,535)	16,057	14,891	(3,194)	-21.3%	-4.6%	-52.0%
Minority Interests in Subsidiaries	(206)	(47)	(159)	(1)	39	(40)	36324.3%	-220.8%	301.9%
Costs of hedge positions	-	-	72	-	-	(11,787)	-	-	-100.6%
Recurring Net Income	**117,107**	**113,955**	**3,152**	**145,370**	**151,620**	**(6,250)**	**-19.4%**	**-24.8%**	**-150.4%**
Recurring Return on Managerial Tangible Equity	17.6%	21.2%	2.4%	22.1%	29.1%	-4.6%	-456 bps	-793 bps	702 bps

	3Q22			3Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**374,370**	**308,438**	**65,834**	**278,373**	**219,262**	**62,014**	**34.5%**	**40.7%**	**6.2%**
Managerial Financial Margin	323,048	264,606	58,344	230,307	181,918	51,292	40.3%	45.5%	13.7%
Financial Margin with Clients	305,804	234,085	71,719	207,861	158,135	49,726	47.1%	48.0%	44.2%
Financial Margin with the Market	17,244	30,521	(13,376)	22,446	23,783	1,566	-23.2%	28.3%	-954.0%
Commissions and Fees	51,322	43,832	7,490	48,066	37,344	10,722	6.8%	17.4%	-30.1%
Cost of Credit	**(90,888)**	**(78,314)**	**(12,574)**	**(53,890)**	**(29,039)**	**(24,851)**	**68.7%**	**169.7%**	**-49.4%**
Provision for Loan Losses	(114,032)	(95,960)	(18,071)	(73,974)	(43,922)	(30,052)	54.2%	118.5%	-39.9%
Recovery of Loans Written Off as Losses	18,083	12,586	5,497	19,306	14,105	5,201	-6.3%	-10.8%	5.7%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	5,061	5,061	-	778	778	-	550.5%	550.5%	-
Non-interest Expenses	**(178,810)**	**(130,324)**	**(48,485)**	**(163,055)**	**(114,902)**	**(48,153)**	**9.7%**	**13.4%**	**0.7%**
Personnel Expenses	(80,925)	(60,969)	(19,956)	(76,073)	(54,190)	(21,883)	6.4%	12.5%	-8.8%
Administrative Expenses	(85,224)	(59,560)	(25,663)	(74,275)	(51,279)	(22,995)	14.7%	16.1%	11.6%
Depreciation, Amortization and Impairment	(12,661)	(9,795)	(2,866)	(12,707)	(9,432)	(3,275)	-0.4%	3.8%	-12.5%
Income before Tax and Minority Interests	**104,672**	**99,800**	**4,774**	**61,428**	**75,321**	**(10,990)**	**70.4%**	**32.5%**	**-143.4%**
Income Tax Expense	12,641	14,202	(1,535)	(2,141)	(16,690)	13,765	-690.3%	-185.1%	-111.2%
Minority Interests in Subsidiaries	(206)	(47)	(159)	(318)	(47)	(271)	-35.3%	-0.1%	-41.4%
Costs of hedge positions	-	-	72	-	-	(2,120)	-	-	-103.4%
Recurring Net Income	**117,107**	**113,955**	**3,152**	**58,969**	**58,584**	**384**	**98.6%**	**94.5%**	**720.3%**
Recurring Return on Managerial Tangible Equity	17.6%	21.2%	2.4%	13.2%	17.2%	0.4%	437 bps	395 bps	208 bps

(1) In nominal currency

ItaúCorpbanca 21

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 3Q22, 2Q22 and 3Q21 is presented below:

In Ch$ million	3Q22	2Q22	3Q21	9M22	9M21
Net Income Attributable to Shareholders (Accounting)	**109,967**	**135,091**	**51,774**	**347,527**	**199,615**
(+) Non-recurring events	4,123	4,891	5,317	13,714	13,325
(+) Other results and overhead costs from Colombia in Chile (a)	(64)	(149)	(626)	(176)	(3,890)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(72)	11,787	2,120	16,401	1,835
Recurring Net Income	**113,955**	**151,620**	**58,584**	**377,465**	**210,886**

In Ch$ million	3Q22	2Q22	3Q21	9M22	9M21
Net Income Attributable to Shareholders (Accounting)	**3,016**	**247**	**1,849**	**6,940**	**11,901**
(+) Non-recurring events	-	5,140	29	5,140	29
(+) Other results and overhead costs from Colombia in Chile (a)	64	149	626	176	3,890
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	72	(11,787)	(2,120)	(16,401)	(1,835)
Recurring Net Income	**3,152**	**(6,250)**	**384**	**(4,144)**	**13,983**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

ItaúCorpbanca

22

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	3Q22	2Q22	change %	change $	3Q21	change %	change $	9M22	9M21	change %	change $
Operating Revenues	**308,438**	**316,137**	**-2.4%**	**(7,699)**	**219,262**	**40.7%**	**89,176**	**889,516**	**655,796**	**35.6%**	**233,720**
Managerial Financial Margin	264,606	276,893	-4.4%	(12,287)	181,918	45.5%	82,688	767,630	550,793	39.4%	216,837
Financial Margin with Clients	234,085	210,006	11.5%	24,079	158,135	48.0%	75,950	637,236	462,010	37.9%	175,225
Financial Margin with the Market	30,521	66,887	-54.4%	(36,366)	23,783	28.3%	6,738	130,394	88,782	46.9%	41,612
Commissions and Fees	43,832	39,244	11.7%	4,588	37,344	17.4%	6,488	121,886	105,003	16.1%	16,883
Cost of Credit	**(78,314)**	**(57,693)**	**35.7%**	**(20,620)**	**(29,039)**	**169.7%**	**(49,275)**	**(167,300)**	**(63,179)**	**164.8%**	**(104,121)**
Provision for Loan Losses	(95,960)	(74,062)	29.6%	(21,899)	(43,922)	118.5%	(52,038)	(212,114)	(97,612)	117.3%	(114,502)
Recovery of Loans Written Off as Losses	12,586	13,784	-8.7%	(1,198)	14,105	-10.8%	(1,520)	37,424	35,188	6.4%	2,236
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	5,061	2,584	95.8%	2,477	778	550.5%	4,283	7,390	(754)	-	8,145
Non-interest Expenses	**(130,324)**	**(121,754)**	**7.0%**	**(8,570)**	**(114,902)**	**13.4%**	**(15,422)**	**(367,050)**	**(340,316)**	**7.9%**	**(26,734)**
Personnel Expenses	(60,969)	(58,992)	3.4%	(1,976)	(54,190)	12.5%	(6,779)	(171,568)	(154,096)	11.3%	(17,472)
Administrative Expenses	(59,560)	(53,521)	11.3%	(6,040)	(51,279)	16.1%	(8,281)	(167,256)	(158,973)	5.2%	(8,283)
Depreciation. Amortization and Impairment	(9,795)	(9,241)	6.0%	(554)	(9,432)	3.8%	(363)	(28,225)	(27,247)	3.6%	(978)
Income before Tax and Minority Interests	**99,800**	**136,690**	**-27.0%**	**(36,890)**	**75,321**	**32.5%**	**24,478**	**355,167**	**252,301**	**40.8%**	**102,865**
Income Tax Expense	14,202	14,891	-4.6%	(689)	(16,690)	-	30,892	22,353	(41,354)	-	63,707
Minority Interests in Subsidiaries	(47)	39	-	(86)	(47)	-0.1%	0	(55)	(61)	-10.1%	6
Recurring Net Income	**113,955**	**151,620**	**-24.8%**	**(37,665)**	**58,584**	**94.5%**	**55,371**	**377,465**	**210,886**	**79.0%**	**166,579**

ItaúCorpbanca 23

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients showed an increase of 11.5% compared to the previous quarter, driven by greater activity in derivatives and FX transactions with clients, positive effects on the return on capital and liabilities associated with the increase in the TPM in the quarter, in addition to higher results due to growth in loans.
- Financial Margin with the Market amounted to Ch$30.5 billion in the third quarter of 2022, decreasing compared to the previous quarter by 54.4%, as a result of a decrease in profits associated with UF readjustments and lower income obtained by the trading desk.

Managerial Financial Margin

Financial Margin with Clients
Ch$234.1 billion
▲ **+11.5%** (3Q22/2Q22)
▲ **+48.0%** (3Q22/3Q21)

Financial Margin with the Market
Ch$30.5 billion
▼ **-54.4%** (3Q22/2Q22)
▲ **+28.3%** (3Q22/3Q21)



Ch$ million
181,918
23,783
158,135
243,543
45,586
197,957
226,131
32,986
193,145
276,893
66,887
210,006
264,606
30,521
234,085
3Q21
4Q21
1Q22
2Q22
3Q22
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM.

Change in the Financial Margin with Clients Breakdown



Assets financial margin
Liabilities financial margin
210,006
66
6,304
-2,021
-30
-368
3,469
8,748
7,911
234,085
1
2
3
4
2Q22
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions with clients
Capital financial margin and others
3Q22

1. **Assets financial margin (+Ch$4,349 million):** improvement supported by the growth of the loan portfolio associated with both products of the Wholesale business (commercial loans and foreign trade), as well as consumer and mortgage loans in the Retail business, offsetting the negative impact of interest rate increases on the average spread of the loan portfolio.
2. **Liabilities financial margin (+Ch$3,071 million):** mainly due to increase in the profitability of this portfolio, as a result of the higher value of the average TPM observed in this period.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$8,748 million):** due to an increase in commercial activity in derivatives and FX transactions, highlighting some specific operations of Wholesale Banking client in September 2022.
4. **Capital financial margin and others (+Ch$7,911 million):** mainly due to a higher capital remuneration generated by the rise in the value of the TPM and a higher number of calendar days in 3Q22.

ItaúCorpbanca 24

25 Management Discussion & Analysis Income Statement Analysis UF net exposure (Ch$ trillion) UF - Unidad de Fomento (variation value) Annualized average rate of financial margin with clients Financial Margin with the Market Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfol ios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with Market decreased by 54.4% in 3Q22 compared to 2Q22, a lower result that is explained by a reduction in profits related to UF readjustments, given the lower positive variation registered by this monetary unit in the third quarter of the year, in addition to the increase in financing costs derived from the higher value of the TPM and lower profits obtained by the tradin g desk. 3Q22 2Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 27,449,953 3.4% 234,085 26,069,972 3.2% 210,006 Cost of Credit (78,314) (57,693) Risk-Adjusted Financial Margin with Clients 27,449,953 2.2% 155,771 26,069,972 2.3% 152,312 Financial Margin with Clients: + 16 bp • Growth of loans and greater margin of liabili-ties and capital due to increase in the TPM. 2.6% 3.1% 3.1% 3.2% 3.4% 2.1% 2.0% 2.6% 2.3% 2.3% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 23,783 45,586 32,986 66,887 30,521 32,033 33,592 26,720 42,311 43,995 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 - 1 0, 00 20,00 30,00 40,00 50,00 60,00 70,00 80,00 90,00 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Financial Margin with the Market 1-year moving average Ch$ million 1.4 2.0 1.7 1.4 1.4 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 1.3% 3.0% 2.4% 4.2% 3.5% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Risk-Adjusted Financial Margin with Clients: - 9 bp • Decrease as a result of the 35.7% growth in the Cost of Credit.

Management Discussion & Analysis
Income Statement Analysis

Commissions and Fees

Highlights

- In the third quarter of the year, Commission and Fees totaled Ch$43.8 billion, 11.7% higher than the results of the previous quarter, due to an improvement in Financial Advisories and Others commissions related to higher credit card and brokerage fees recorded in 3Q22, as well as higher results in Insurance Brokerage commissions driven by the growth in loans portfolios and the improvement in respective cross selling.
- When compared to the third quarter of 2021, Commissions and Fees increased by 17.4%, as a result of the higher Financial Advisory and Others commissions observed during 3Q22, in addition to the higher income of Insurance Brokerage (mentioned above), as well as the profits associated with contingent operations, mainly guarantees provided.

In Ch$ million	3Q22	2Q22	change		3Q21	change		9M22	9M21	change	
Insurance Brokerage	11,433	9,967	1,466	14.7%	9,499	1,934	20.4%	31,154	25,805	5,349	20.7%
Credit Operations and Guarantees Provided	8,666	7,941	725	9.1%	7,445	1,220	16.4%	24,408	21,742	2,666	12.3%
Current Account Services and Overdraft Fees	8,223	8,205	18	0.2%	7,907	316	4.0%	25,225	22,943	2,282	9.9%
Asset Management	3,292	3,155	137	4.3%	3,282	10	0.3%	9,900	9,561	339	3.5%
Financial Advisory and Others	12,218	9,975	2,243	22.5%	9,210	3,008	32.7%	31,200	24,952	6,247	25.0%
Total Commissions and Fees	43,832	39,244	4,588	11.7%	37,344	6,488	17.4%	121,886	105,003	16,883	16.1%

Commissions and Fees Breakdown


3Q22
26%
20%
8%
28%
19%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees


2Q22
25%
20%
8%
25%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

ItaúCorpbanca
26

27 Management Discussion & Analysis Income Statement Analysis Cost of Credit Our net provisions for loan losses over loan portfolio increased by 33 percentage points compared to the previous quarter, due to growth in the level of credit provisions, mentioned above. In the 12-month comparison, this ratio showed an increase of 85 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the third quarter of 2022, the Cost of Credit totaled Ch$78.3 billion, which is an increase of 35.7% compared to the previous quarter. The variation indicated is explained by the recognition of higher credit provisions due to adjustments in the risk classification (downgrades) applied to specific cases of clients in the Wholesale segment and an increase in the delinquency of the consumer portfolio, from which additional provisions of Ch$20.0 billion were recorded in this quarter (higher by Ch$5.0 billion than the previous quarter). On the other hand, the positive variation in CVA's results stands out, which is due to specific improvements in Wholesale clients provisions in 3Q22. When compared to the third quarter of 2021, the Cost of Credit showed a growth of 169.7%, as a result of the recognition of additional provisions of Ch$20.0 billion in 3Q22, in addition to positive effects on the delinquency of the loan portfolio registered during the previous year, as a result of the COVID-19 economic support measures, imple-mented by the Chilean government. In the third quarter of 2022, the total allowance for loan losses, including additional provisions, showed a growth of 7.8% over the previous quarter, totaling Ch$679.1 billion, while our average loan portfolio grew by 5.3% compared to the previous quarter, reaching Ch$21.4 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio grew in the third quarter of 2022, from 3.10% to 3.18% compared to the previous period. In Ch$ million 3Q22 2Q22 change 3Q21 change 9M22 9M21 change Net Provision for Loan Losses (83,375) (60,278) (23,097) 38.3% (29,817) (53,558) 179.6% (174,690) (62,425) (112,266) 179.8% Provision for Loan Losses (95,960) (74,062) (21,899) 29.6% (43,922) (52,038) 118.5% (212,114) (97,612) (114,502) 117.3% Recovery of Loans Written Off as Losses 12,586 13,784 (1,198) -8.7% 14,105 (1,520) -10.8% 37,424 35,188 2,236 6.4% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) 5,061 2,584 2,477 95.8% 778 4,283 550.5% 7,390 (754) 8,145 - Cost of Credit (78,314) (57,693) (20,620) 35.7% (29,039) (49,275) 169.7% (167,300) (63,179) (104,121) 164.8% (*) Average Loan Portfolio 544,910 638,892 655,971 511,402 519,439 537,200 523,109 502,854 531,769 64,500 104,600 78,211 78,211 86,211 105,711 112,379 127,379 147,379 609,410 743,492 734,182 589,613 605,650 642,911 635,488 630,233 679,148 3.20 3.99 4.00 3.18 3.22 3.29 3.24 3.10 3.18 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1 .0 1 .0 1 .1 1 .1 1 .2 1 .2 1 .3 1 .3 1 .4 1 .4 1 .5 1 .5 1 .6 1 .6 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600, 00 1 ,20,000 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 43,922 93,812 42,092 74,062 95,960 29,039 69,889 31,293 57,693 78,314 0.6 1.4 0.6 1.1 1.5 -2.0 -1 .6 -1 .2 -0. 8 -0. 4 0.0 0.4 0.8 1 .2 1 .6 2.0 2.4 - 10,000 1 0, 00 30,00 50,00 70,00 90,00 1 10,000 1 30,000 1 50,000 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


Ch$ million
344,973
341,037
415,576
432,944
388,703
311,493
312,773
392,051
424,162
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Non-performing Loans over 90 days - Chile

NPL Ratio (%) by Segments | over 90 days


2.11%
2.20%
2.79%
2.99%
2.67%
1.94%
1.90%
2.31%
2.38%
2.40%
2.63%
2.43%
1.61%
1.58%
2.06%
2.13%
1.82%
1.87%
2.25%
2.33%
2.04%
1.56%
1.56%
1.83%
1.89%
1.71%
1.69%
1.66%
1.75%
1.62%
1.14%
1.03%
1.44%
1.65%
1.75%
1.26%
1.22%
1.12%
1.07%
0.99%
0.87%
0.87%
0.85%
0.82%
0.81%
3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
4Q'21
1Q'22
2Q'22
3Q'22
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Compared to the previous quarter, the portfolio of loans with non-performing loans over 90 days increased by Ch$32.1 billion or 8.2%, as a result of the growth of 8.9% in the NPL portfolio of commercial loans, which is in turn mainly due to specific cases of delinquency in Wholesale clients, likewise, there was a growth of 9.8% in the consumer portfolio NPL.

When compared to the same quarter of the previous year, this portfolio showed an increase of 9.1%, due to growth in the consumer and commercial NPL.

In the third quarter of 2022, the total NPL ratio amounted to 1.89%, representing an increase of 6 basis points over the previous quarter. This growth in the ratio is due to the higher volume of commercial NPL portfolio observed in the quarter (Wholesale portfolio), in addition to the growth trend in consumer delinquencies, in the current scenario where the economic support applied by the government authority is lower than those observed in previous periods.

The NPL ratio over 90 days for commercial loans decreased by 7bp in the quarter compared to the previous quarter (excluding Students loans); while the ratio associated with the consumer portfolio increased from 1.65% to 1.75% and the mortgage ratio showed a decline of 1bp, closing at 0.81%.

NPL Ratio (%) | over 90 days


1.82
1.87
2.25
2.33
2.04
1.56
1.56
1.83
1.89
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Chile

The NPL ratio of credits 90-day overdue showed a growth of 6 basis points compared to the previous quarter, as a result of the higher volume of NPL portfolio observed in this quarter. When compared to 3Q21, there was a decrease of 16 basis points in the ratio, since although there has been an increase in the NPL portfolio between these periods (9.1%, as mentioned above); the loan portfolio totaled a growth of 18.2% between the 12 months compared.

Coverage Ratio[1] (%) | 90 days


177
218
177
136
156
206
203
161
160
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Chile

As of September 30, 2022, the 90-day coverage ratio reached 160%, remaining substantially unchanged from the previous quarter, as the growth in the NPL portfolio for the period was accompanied by higher credit provisions derived from portfolio growth and the recognition of additional provisions.

When compared to 3Q21, the coverage ratio increased slightly (4 percentage points), given the combined effects of higher NPL portfolio and increase in the level of provisions in 3Q22.

(1) Coverage Ratio includes additional provisions.

ItaúCorpbanca 28

29 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the third quarter of 2022, loan portfolio write-offs totaled Ch$40.7 billion, which represents a decrease of 37.1% compared to the previ-ous quarter, since during 2Q22 there was a one-time increase in write-offs associated with commercial credits (specific cases of Wholesale clients). When compared to 2Q22, the ratio of written-off operations to loan portfolio average balance decreased by 50 basis points, amounting to 0.74% and decreased by 7 basis points compared to the same period of the previous year. Loan Portfolio Write-Off 49.7 47.7 36.3 45.0 38.1 44.8 29.6 64.6 40.7 1.04 1.02 0.79 0.97 0.81 0.92 0.59 1.24 0.74 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 0 5 1 0 1 5 2 0 2 5 3 0 3 5 40 45 50 55 60 65 7 0 7 5 80 85 90 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses As of September 30, 2022, income from recoveries of written-off loans totaled Ch$12.6 billion, 8.7% lower than the level of income in the pre-vious quarter, as a result of higher recoveries of commercial credits recorded during 2Q22. When compared to the third quarter of 2021, the income from recov-ery of loans written-off registered a decrease of 10.8%, due to greater recoveries of consumer and commercial loans observed during the same quarter of 2021. Ch$ million 14,105 14,745 11,054 13,784 12,586 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

30 Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$59.6 billion in the third quarter of 2022, presenting a growth of 11.3% compared to the previ-ous period, as a result of higher consulting and advisory expenses recorded in the third quarter of the year. When compared to the third quarter of 2021, Administrative Expens-es increased by 16.1%, resulting from higher technology and opera-tional expenses associated with business development in the context of the digital transformation strategy. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$9.8 billion in the third quarter of 2022, an increase of 6.0% compared to 2Q22, due to the growth in the asset base subject to amortization. When compared to the same period in 2021, these expenses presented an increase of 3.8%, due to the increase in the base of assets subject to amortization. Non-interest Expenses • In the third quarter of 2022, Non-interest Expenses amounted to Ch$130.3 billion, showing an increase of 7.0% compared to the previous quarter, mainly due to increases in Administrative and Personnel Expenses. • When compared to the third quarter of 2021, Non-interest Expenses increased by 13.4%, which is due to the effects of CPI and devaluation of the Chilean peso against the dollar registered in the current year, in addition to the growth in headcount level. Highlights In the third quarter of 2022, Personnel Expenses increased by 3.4%, compared to the previous quarter and 12.5% when compared to the same period in 2021, as a result of the increase in headcount level, 1.7% and 2.7%, respectively and growth in wages, caused by higher inflation. Headcount 5,298 Headcount in Chile and New York at the end of the 3Q22 + 1.7% (3Q22/2Q22) + 2.7% (3Q22/3Q21) The total number of employees including the Itaú Corpbanca New York branch was 5,298 at the end of the third quarter of 2022 compared to 5,210 in the previous quarter and 5,160 at the end of the third quarter of 2021, an increase of 2.7% in headcount in a twelve-month period. Management Discussion & Analysis In Ch$ million 3Q22 2Q22 change 3Q21 change 9M22 9M21 change Personnel Expenses (60,969) (58,992) (1,976) 3.4% (54,190) (6,779) 12.5% (171,568) (154,096) (17,472) 11.3% Administrative Expenses (59,560) (53,521) (6,040) 11.3% (51,279) (8,281) 16.1% (167,256) (158,973) (8,283) 5.2% Personnel and Administrative Expenses (120,529) (112,513) (8,016) 7.1% (105,470) (15,060) 14.3% (338,824) (313,069) (25,755) 8.2% Depreciation, Amortization and Impairment (9,795) (9,241) (554) 6.0% (9,432) (363) 3.8% (28,225) (27,247) (978) 3.6% Total Non-interest Expenses (130,324) (121,754) (8,570) 7.0% (114,902) (15,422) 13.4% (367,050) (340,316) (26,734) 7.9% 5,331 5,266 5,249 5,187 5,160 5,125 5,177 5,210 5,298 -4.5% -1.2% -0.3% -1.2% -0.5% -0.7% 1.0% 0.6% 1.7% -1 0.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,50 4,70 4,90 5,100 5,30 5,50 5,70 5,90 6,100 6,30 6,50 6,70 6,90 7,100 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Chile Δ% QoQ Income Statement Analysis

31 Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 52.4% 46.3% 43.4% 38.5% 42.3% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Efficiency ratio Income Statement Analysis Efficiency Ratio In the third quarter of 2022, our Efficiency Ratio totaled 42.3%, up 3.7 percentage points compared to the previous quarter. This is explained by the combination of a 7.0% increase in the level of Non-interest Expenses and the 2.4% reduction in Operating Revenues (decrease in Finan-cial Margin with Market). When compared to the third quarter of 2021, the Efficiency Ratio decreased by 10.2 percentage points, mainly due to higher Operating Reve-nues. Distribution Network Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 185 185 187 185 182 182 180 165 165 2 4 4 4 4 6 6 9 12 -1.6% 1.1% 1.1% -1.0% -1.6% 1.1% -1.1% -6.5% 1.7% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Physical Digital Δ% Branches Chile QoQ As of September 30, 2022, we have 177 branches, growing by 1.7% compared to the previous quarter, a variation explained by the formation of 3 new digital branches. On the other hand, the total number of branches decreased by 4.8% (or 9 branches less) com-pared to the level observed as of September 30, 2021, which is due to the digital transformation strategy developed by the Bank. Automated Teller Machines (ATMs) | Chile At the end of the third quarter of 2022, the number of ATMs to-taled 358 in Chile, 0.6% higher than the level observed in the previous quarter, totaling a decrease of 11.7% in the comparison in twelve months. Additionally, it is worth mentioning that, through our agreement with Redbanc, our clients have access to more than 7,000 ATMs in Chile. 396 398 397 393 397 398 366 352 354 10 10 9 9 4 4 4 4 4 -0.5% 0.5% -0.5% -1.0% -0.2% 0.2% -8.0% -3.8% 0.6% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Itaú Banco Condell Δ% ATMs Chile QoQ Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$22.5 trillion at the end of the third quarter of 2022, presenting an increase of 5.0% over the previous quarter and a nominal expansion of 18.2% compared to the same quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q22	2Q22	change	3Q21	change
Wholesale lending - Chile	**14,096,450**	**13,340,039**	**5.7%**	**12,113,638**	**16.4%**
Commercial loans	11,338,783	10,850,005	4.5%	10,451,761	8.5%
Foreign trade loans	1,848,640	1,598,646	15.6%	957,354	93.1%
Leasing and factoring	909,027	891,387	2.0%	704,523	29.0%
Retail lending - Chile	**8,391,459**	**8,076,278**	**3.9%**	**6,918,938**	**21.3%**
Residential Mortgage loans	**6,214,491**	**5,981,669**	**3.9%**	**5,215,056**	**19.2%**
Consumer loans	**2,176,968**	**2,094,609**	**3.9%**	**1,703,882**	**27.8%**
Consumer installment loans	1,526,822	1,464,033	4.3%	1,238,868	23.2%
Current account overdrafts	132,816	123,437	7.6%	101,751	30.5%
Credit card debtors	516,804	506,678	2.0%	362,809	42.4%
Other loans and receivables	526	462	13.8%	454	15.9%
TOTAL LOANS[1]	**22,487,909**	**21,416,316**	**5.0%**	**19,032,576**	**18.2%**

(1) Total loans does not include balance owed by banks.

The total loan portfolio grew 5.0%, in nominal terms, between the second and third quarter of 2022, totaling an expansion of 18.2% in the last twelve months. Excluding exchange rate effects and impacts of inflation on the composition of the loan portfolio, the aforementioned growth translates into 2.4% and 7.5%, respectively.

The Wholesale portfolio grew 5.7% in this quarter compared to 2Q22 and 16.4% compared to 3Q21. Adjusting for foreign exchange variations, the Wholesale portfolio grew 3.1% compared to the previous quarter, highlighting better performance in Foreign trade loans, which totaled a real growth of 11.2% compared to the previous quarter and 6.2% when compared to September 2021.

The Retail portfolio grew 3.9% in this quarter in relation to 2Q22 and 21.3% compared to 3Q21, variations that translate into real growth of 1.2% and 9.8%, respectively. Regarding the composition of this portfolio, the improvement in consumer loans stands out, totaling 27.8% in the last twelve months, considering that during the previous year, the financial industry observed a significant contraction in the activity of this portfolio, influenced by the greater liquidity in the Chilean market from the COVID-19 economic support measures implemented by the government.

ItaúCorpbanca 32

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	3Q22 Nominal Currency	3Q22 Exchange Rate Effect[1]	3Q22 Constant Currency	2Q22 Nominal Currency	2Q22 Exchange Rate Effect[1]	2Q22 Constant Currency	% Change in Constant Currency	3Q21 Nominal Currency	3Q21 Exchange Rate Effect[1]	3Q21 Constant Currency	% Change in Constant Currency
Operating Revenues	**65,834**	**756**	**66,589**	**73,078**	**(2,880)**	**70,199**	**-5.1%**	**62,014**	**1,994**	**64,008**	**4.0%**
Managerial Financial Margin	58,344	685	59,029	63,237	(2,512)	60,725	-2.8%	51,292	1,686	52,978	11.4%
Financial Margin with Clients	71,719	740	72,460	66,184	(2,613)	63,571	14.0%	49,726	1,316	51,042	42.0%
Financial Margin with the Market	(13,376)	(55)	(13,431)	(2,947)	100	(2,846)	371.9%	1,566	370	1,936	-793.6%
Commissions and Fees	7,490	71	7,560	9,841	(367)	9,473	-20.2%	10,722	308	11,030	-31.5%
Cost of Credit	**(12,574)**	**(108)**	**(12,682)**	**(16,897)**	**703**	**(16,193)**	**-21.7%**	**(24,851)**	**(435)**	**(25,286)**	**-49.8%**
Provision for Loan Losses	(18,071)	(165)	(18,237)	(21,225)	871	(20,354)	-10.4%	(30,052)	(565)	(30,618)	-40.4%
Recovery of Loans Written Off as Losses	5,497	58	5,555	4,328	(168)	4,160	33.5%	5,201	130	5,331	4.2%
Non-interest Expenses	**(48,485)**	**(542)**	**(49,027)**	**(47,411)**	**1,853**	**(45,558)**	**7.6%**	**(48,153)**	**(1,333)**	**(49,486)**	**-0.9%**
Personnel Expenses	(19,956)	(244)	(20,200)	(20,921)	811	(20,110)	0.4%	(21,883)	(652)	(22,535)	-10.4%
Administrative Expenses	(25,663)	(269)	(25,932)	(23,512)	924	(22,588)	14.8%	(22,995)	(605)	(23,600)	9.9%
Depreciation, Amortization and Impairment	(2,866)	(28)	(2,894)	(2,978)	118	(2,860)	1.2%	(3,275)	(76)	(3,351)	-13.6%
Income before Tax and Minority Interests	**4,774**	**107**	**4,881**	**8,771**	**(324)**	**8,447**	**-42.2%**	**(10,990)**	**226**	**(10,764)**	**-145.3%**
Income Tax Expense	(1,535)	(31)	(1,566)	(3,194)	113	(3,081)	-49.2%	13,765	(134)	13,631	-111.5%
Minority Interests in Subsidiaries	(159)	(4)	(163)	(40)	2	(38)	329.2%	(271)	(9)	(280)	-42.0%
Costs of hedge positions	72	(69)	3	(11,787)	532	(11,255)	-100.0%	(2,120)	(33)	(2,153)	-100.1%
Recurring Net Income	**3,152**	**3**	**3,155**	**(6,250)**	**323**	**(5,927)**	**-153.2%**	**384**	**49**	**433**	**628.5%**

In Ch$ million	9M22 Nominal Currency	9M22 Exchange Rate Effect[1]	9M22 Constant Currency	9M21 Nominal Currency	9M21 Exchange Rate Effect[1]	9M21 Constant Currency	% Change in Constant Currency
Operating Revenues	**197,401**	**(901)**	**196,500**	**197,367**	**10,861**	**208,228**	**-5.6%**
Managerial Financial Margin	173,192	(747)	172,445	173,249	9,674	182,923	-5.7%
Financial Margin with Clients	193,318	(719)	192,599	143,281	7,564	150,845	27.7%
Financial Margin with the Market	(20,126)	(28)	(20,154)	29,968	2,110	32,078	-
Commissions and Fees	24,209	(154)	24,055	24,118	1,187	25,305	-4.9%
Cost of Credit	**(41,139)**	**320**	**(40,820)**	**(55,537)**	**(2,724)**	**(58,261)**	**-29.9%**
Provision for Loan Losses	(55,602)	328	(55,274)	(69,506)	(3,442)	(72,948)	-24.2%
Recovery of Loans Written Off as Losses	14,463	(9)	14,454	13,969	717	14,687	-1.6%
Non-interest Expenses	**(136,277)**	**473**	**(135,803)**	**(129,922)**	**(6,645)**	**(136,567)**	**-0.6%**
Personnel Expenses	(62,251)	150	(62,101)	(63,891)	(3,279)	(67,170)	-7.5%
Administrative Expenses	(65,458)	294	(65,163)	(57,112)	(2,896)	(60,008)	8.6%
Depreciation, Amortization and Impairment	(8,568)	29	(8,539)	(8,919)	(470)	(9,389)	-9.1%
Income before Tax and Minority Interests	**19,985**	**(108)**	**19,877**	**11,908**	**1,491**	**13,399**	**48.3%**
Income Tax Expense	(7,335)	31	(7,304)	5,672	(590)	5,082	-
Minority Interests in Subsidiaries	(392)	(6)	(398)	(1,761)	(89)	(1,850)	-78.5%
Costs of hedge positions	(16,401)	353	(16,049)	(1,835)	(47)	(1,882)	752.8%
Recurring Net Income	**(4,144)**	**270**	**(3,874)**	**13,983**	**765**	**14,748**	**-**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2099 per COP as of September 30, 2022.

ItaúCorpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the third quarter of 2022, the Financial Margin with Clients increased by 14.0% compared to the previous quarter, driven by a higher margin of liabilities and capital due to growth in the volume of deposits and higher average TPM (monetary policy rate of Colombia), a rate to which the remuneration of these portfolios is indexed.
- Financial Margin with Market decreased by 371.9% compared to the second quarter of 2022, as a result of the higher Assets and Liability Management (ALM) costs which was in turn due to the increase in interest rates that persisted in the third quarter of 2022.

Managerial Financial Margin

Financial Margin with Clients
Ch$72.5 billion

▲ **+14.0%** (3Q22/2Q22)
▲ **+42.0%** (3Q22/3Q21)

Financial Margin with the Market
Ch$-13.4 billion

▼ **-371.9%** (3Q22/2Q22)
▼ **-793.6%** (3Q22/3Q21)

Ch$ million


52,978
1,936
51,042
3Q'21
54,488
3,517
50,971
4Q'21
52,690
56,568
-3,878
1Q'22
60,725
63,571
-2,846
2Q'22
59,029
72,460
-13,431
3Q'22
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


63,571
2Q'22
-112
1
Loan Portfolio Mix
7,128
2
Average Loan Portfolio, Loan Spreads and Liabilities Margin
154
Lower number of calendar days
-1,251
3
Comercial spreads on derivatives and FX transactions with clients
2,969
4
Working Capital and other
72,460
3Q'22

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022.

1 **Loan portfolio mix (-Ch$112 million):** decrease due to a lower relative presence of the consumer portfolio in the composition of the total in 3Q22 compared to the previous quarter, operations that register a higher profitability against commercial and mortgage loans.

2 **Average asset portfolio, assets spreads and liabilities margin (+Ch$7,128 million):** mainly due to the growth of the portfolio of deposits and other demand liabilities and the positive effect of the increase in the value of the average TPM on the rate of remuneration applied to this portfolio.

3 **Commercial spreads on derivatives and FX transactions with clients (-Ch$1,251 million):** due to a decrease in derivatives activity and FX transactions with clients in the third quarter of 2022 (mainly Wholesale Banking).

4 **Working capital and others (+Ch$2,969 million):** explained, mainly, by the higher capital margin derived from the increase in interest rates observed in the quarter (income indexed to the value of the TPM).

ItaúCorpbanca 34

35 Management Discussion & Analysis Income Statement Analysis Risk-Adjusted Financial Margin with Clients: +91 bp • Due to the increase in Financial Margin with Clients and the 49.8% reduction in the Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages pro prie-tary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the market closed the quarter with a loss of Ch$13.4 billion, equivalent to a decrease of 371.9% compar ed to the previous quarter, since as in Chile, the scenario of increase in interest rates has resulted in higher costs absorbed by treasury banking in the management of mismatches of assets and liabilities. 3Q22 2Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 5,740,416 72,460 5.1% 5,869,012 63,571 4.4% Cost of Credit (12,682) (16,193) Risk-Adjusted Financial Margin with Clients 5,740,416 59,778 4.2% 5,869,012 47,378 3.2% Ch$ million Financial Margin with Clients: +69 bp • Driven by this quarter's higher liability and capital margin. 1,936 3,517 -3,878 -2,846 -13,431 10,805 8,899 2,509 -318 -4,159 - 15,000 - 10,000 - 5, 00 - 5,000 1 0, 00 - 20,000 - 15,000 - 10,000 - 5, 00 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Financial Margin with the Market 1-year moving average Financial Margin with the Market 3.5% 3.3% 3.8% 4.4% 5.1% 1.7% 2.3% 3.0% 3.2% 4.2% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 0.00 0.02 0.04 0.06 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the third quarter of 2022, Commissions and Fees totaled Ch$7.6 billion, presenting a decrease of 20.2% compared to the previous quarter and 31.5% compared to the same period of 2021, as a result of a decrease in the generation of income from structuring services (Financial Advisories) related to the activity of Wholesale Banking, which was partially offset by the improvement in income from Credit Operations and Guarantees Provided.

In Ch$ million	3Q22	2Q22	change		3Q21	change		9M22	9M21	change	
Insurance Brokerage	2,016	2,033	(17)	-0.8%	1,981	35	1.8%	6,005	5,550	455	8.2%
Credit Operations and Guarantees Provided	1,470	1,176	294	25.0%	951	519	54.6%	3,828	2,432	1,396	57.4%
Asset Management	2,051	2,052	(1)	0.0%	2,415	(364)	-15.1%	6,248	7,186	(938)	-13.1%
Financial Advisory and Others	896	3,138	(2,242)	-71.4%	4,284	(3,388)	-79.1%	4,728	5,801	(1,073)	-18.5%
Cash Management	1,127	1,075	52	4.9%	1,399	(272)	-19.5%	3,246	4,336	(1,090)	-25.1%
Total Commissions and Fees	7,560	9,473	(1,913)	-20.2%	11,030	(3,470)	-31.5%	24,055	25,305	(1,249)	-4.9%

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rat e variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.209 9 per COP as of September 30, 2022.

Commissions and Fees Breakdown


3Q22
27%
19%
27%
12%
15%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


2Q22
21%
12%
22%
33%
11%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

ItaúCorpbanca 36

37 Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the third quarter of 2022, our provision for loan losses totaled Ch$18.2 billion, showing a decrease of 10.4% compared to the last quarter. The Cost of Credit over loan portfolio decreased by 0.40 percentage points in the third quarter of 2022 compared to the previous period and a decrease of 1.04 percentage points compared to the third quarter of 2021. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of September 30, 2022, the total allowance for loan losses, including additional provisions, remained significantly unchanged from the previous quarter, totaling Ch$256.8 billion, while our average loan portfolio grew by 1.5% compared to the previous period, reaching Ch$4.6 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, decreased in the third quarter of 2022 from 5.65% to 5.56% compared to the previous quarter. (*) Average Loan Portfolio 238,993 267,543 264,704 267,118 268,882 260,408 239,609 229,388 229,282 33,578 29,377 27,553 27,553 27,554 27,558 27,561 27,560 238,993 301,121 294,081 294,671 296,435 287,962 267,166 256,950 256,841 5.12 6.64 6.56 6.43 6.35 6.03 5.87 5.65 5.56 - 0.05 0.1 0 0.1 5 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1 .00 1 .05 1 .1 0 1 .1 5 1 .20 1 .25 1 .30 1 .35 1 .40 1 .45 1 .50 1 .55 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2.00 2.05 2.1 0 2.1 5 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.1 0 3.1 5 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.1 0 4.1 5 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.1 0 5.1 5 5.20 5.25 5.30 5.35 5.40 5.45 5.50 5.55 5.60 5.65 5.70 5.75 5.80 5.85 5.90 5.95 6.00 6.05 6.1 0 6.1 5 6.20 6.25 6.30 6.35 6.40 6.45 6.50 6.55 6.60 6.65 6.70 6.75 6.80 6.85 6.90 6.95 7.00 7.05 7.1 0 - 600, 00 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%) 30,618 19,312 16,683 20,354 18,237 25,286 15,056 11,945 16,193 12,682 2.1 1.3 1.0 1.5 1.1 -0. 5 -0. 1 0.3 0.7 1 .1 1 .5 1 .9 2.3 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 3Q22 2Q22 change 3Q21 change 9M22 9M21 change Provision for Loan Losses (18,237) (20,354) 2,117 -10.4% (30,618) 12,381 -40.4% (55,274) (72,948) 17,674 -24.2% Recovery of Loans Written Off as Losses 5,555 4,160 1,394 33.5% 5,331 223 4.2% 14,454 14,687 (233) -1.6% Cost of Credit (12,682) (16,193) 3,512 -21.7% (25,286) 12,605 -49.8% (40,820) (58,261) 17,441 -29.9% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tion, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022. In the third quarter of 2022, the Cost of Credit amounted to Ch$12.7 billion, a 21.7% decrease compared to the previous quarter, due to an one-time increase in write-offs in commercial loans observed in the previous quarter, which is complemented by the higher recovery of loans written-off as losses observed in this quarter, mainly commercial and consumer loans. The Cost of Credit decreased by 49.8% compared to the third quarter of 2021, since in 3Q21 there was an increase in the Cost of Credit derived from adjustments in provisions associated with specific cases of Wholesale clients. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022.

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


161,154
164,463
162,799
177,496
166,148
153,004
138,495
135,915
142,786
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022.

The portfolio of credits 90 days overdue increased by 5.1% in the third quarter of 2022 compared to the previous quarter, due to the 6.6% growth in the level of NPLs for commercial loans, while there was no significant variation in the consumer and mortgage portfolios.

When compared to the third quarter of 2021, the portfolio of credits 90 days overdue decreased 14.1%, a variation that considers a decrease of 21.2% in the commercial portfolio with non-performing loans and a growth of 19.5% in consumer.

NPL Ratio (%) by Segments | over 90 days


4.23%
3.88%
3.50%
1.33%
4.08%
3.98%
3.71%
2.13%
4.21%
3.58%
3.27%
1.53%
4.62%
3.85%
3.09%
1.78%
4.14%
3.51%
2.94%
1.86%
3.79%
3.21%
2.61%
1.84%
3.39%
2.92%
2.38%
1.86%
3.00%
2.80%
2.81%
2.12%
3.22%
2.95%
2.78%
2.18%
3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22
Commercial
Mortgage
Consumer
Total

As of September 30, 2022, the total NPL ratio over 90 days showed an increase of 15 basis points compared to the previous quarter, given the combination of 5.1% growth in the NPL portfolio and the slight decline in the loans portfolio (see page 42).

In a 12-month comparison, the total NPL ratio over 90 days decreased from 3.51% to 2.95%, driven by a reduction in the NPL portfolio of commercial loans and a growth of 2.4% in loans portfolio, highlighting a 8.2% increase in mortgage loans, which stood at Ch$768.1 billion as of September 30, 2022.

NPL Ratio (%) | over 90 days


3.50
3.71
3.58
3.85
3.51
3.21
2.92
2.80
2.95
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22
Colombia

The NPL ratio of credits 90 days overdue grew by 15 basis points in the third quarter of 2022 compared to the previous quarter, reaching 2.95% at the end of September 30, 2022.

When compared to the same period in 2021, this ratio decreased by 56 basis points.

Coverage Ratio[1] (%) | 90 days


148
163
163
150
162
170
173
169
161
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22
Colombia

As of September 30, 2022, the 90-day coverage ratio reached 161%, decreasing by 8.2 and 1.3 percentage points compared to the previous quarter and the same period of 2021.

ItaúCorpbanca 38

39 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the third quarter of 2022, the loan portfolio write-off totaled Ch$18.5 billion, presenting a decrease of 46.7% compared to the previous quarter, mainly due to higher write-offs in commercial loans recognized in the second quarter of 2022. The ratio of written-off operations to loan portfolio average balance reached 1.50%, decreasing by 1.42 percentage points compared to the previous quarter and 0.9 percentage points in a 12-month com-parison. Loan Portfolio Write-Off 36.7 16.4 18.0 24.8 27.8 18.0 32.6 34.6 18.5 3.12 1.48 1.57 2.15 2.40 1.51 2.72 2.92 1.50 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 1 .60 1 .70 1 .80 1 .90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 0 5 1 0 1 5 20 2 5 3 0 3 5 40 45 50 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses In this quarter, income from recovery of loans written-off as losses totaled Ch$5.6 billion, 33.5% higher compared to the second quar-ter of 2022, due to the improvement in collection management carried out in this quarter that allowed the recognition of greater recoveries of commercial and consumer loans. When compared to the same quarter of 2021, the income from re-covery of loans written-off as losses showed a growth of Ch$223 million or 4.2%. Ch$ million 5,331 4,255 4,739 4,160 5,555 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 per COP as of September 30, 2022. Ch$ million

40 Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$25.9 billion in the third quarter of 2022, representing an increase of 14.8% compared to the previous quarter, due to higher consulting expenses and one-time recoveries of expenses registered in the previous quarter. Compared to the third quarter of 2021, Administrative Expenses reg-istered an increase of 9.9%, derived from higher technology expens-es and consulting fees associated with the Bank's transformation program. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$2.9 billion in the third quarter of 2022, showing no significant change from the previous quarter. When compared to the third quarter of 2021, Depreciation, Amortization and Impairment expenses showed a decrease of 13.6%, which is mainly due to the footprint optimization and the development of efficiency initiatives that impacted on the base of assets subject to amortization. Non-interest Expenses • Non-interest Expenses amounted to Ch$49.0 billion in the quarter, presenting a growth of 7.6% compared to the previous period and a decrease of 0.9% when compared to the same date in 2021. Highlights Personnel Expenses totaled Ch$20.2 billion in the third quarter of 2022, showing no significant change from the previous quarter. When compared to the third quarter of 2021, Personnel Expenses totaled a decrease of 10.4%, as a result of the reduction in headcount in 2022. Headcount The total number of employees including Itaú Panama was 2,442 at the end of the third quarter of 2022, compared to 2,459 in the second quarter of 2022 and 2,931 at the end of the third quarter of 2021, a 16.7% reduction in headcount for the 12-month period ended in September 30, 2022. 2,442 Headcount in Colombia and Panamá at the end of the 3Q22 - 0.7% (3Q22/2Q22) - 16.7% (3Q22/3Q21) Management Discussion & Analysis 3,115 3,098 3,067 3,013 2,931 2,691 2,639 2,459 2,442 -5.5% -0.5% -1.0% -1.8% -2.7% -8.2% -1.9% -6.8% -0.7% -1 5.0% -1 3.0% -1 1 .0% -9.0% -7.0% -5.0% -3.0% -1 .0% 1 .0% 1 ,500 1 ,700 1 ,900 2,100 2,30 2,50 2,70 2,90 3,100 3,30 3,50 3,70 3,90 4,1 0 4,30 4,50 4,70 4,90 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Colombia Δ% QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2099 per COP as of September 3 0, 2022. In Ch$ million 3Q22 2Q22 change 3Q21 change 9M22 9M21 change Personnel Expenses (20,200) (20,110) (90) 0.4% (22,535) 2,334 -10.4% (62,101) (67,170) 5,069 -7.5% Administrative Expenses (25,932) (22,588) (3,344) 14.8% (23,600) (2,332) 9.9% (65,163) (60,008) (5,155) 8.6% Personnel and Administrative Expenses (46,133) (42,698) (3,434) 8.0% (46,135) 3 0.0% (127,264) (127,178) (86) 0.1% Depreciation, Amortization and Impairment (2,894) (2,860) (35) 1.2% (3,351) 457 -13.6% (8,539) (9,389) 850 -9.1% Total Non-interest Expenses (49,027) (45,558) (3,469) 7.6% (49,486) 459 -0.9% (135,803) (136,567) 764 -0.6%

41 Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 77.6% 75.3% 69.0% 64.9% 73.6% 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2099 per COP as of September 30, 2022. Efficiency Ratio In the third quarter of 2022, our Efficiency Ratio reached 73.6%, increasing by 8.8 percentage points compared to the previous quarter, a variation that is explained by the joint effect of the 7.6% increase in Non-interest Expenses and the 5.1% reduction in Operating Revenues. When compared to the third quarter of 2021, the Efficiency Ratio decreased by 4.0 percentage points, as revenue generation (Operating Revenues) grew by 4.0% compared to the third quarter of 2021. Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. Branches | Colombia and Panama Automated Teller Machines (ATMs) | Colombia 111 111 109 108 107 104 86 79 78 -12.6% 0.0% -1.8% -0.9% -0.9% -2.8% -17.3% -8.1% -1.3% -40% -35% -30% -25% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Colombia Δ% Branches Colombia QoQ As of September 30, 2022, we had 78 branches in both Colombia and Panama under the brand Itaú, a decrease of 1.3% (1 branch less) when compared to the previous quarter. When compared to the same period of 2021, the number of branches registered a de-crease of 27.1% (29 branches less). 125 125 125 123 122 121 107 107 102 -12.0% 0.0% 0.0% -1.6% -0.8% -0.8% -11.6% 0.0% -4.7% -35% -30% -25% -20% -1 5% -1 0% -5% 0% 5% 50 1 0 1 50 200 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Colombia Δ% ATMs Colombia QoQ By the end of the third quarter of 2022, the number of ATMs to-taled 102 in Colombia, presenting a decrease of 4.7% compared to the previous quarter and 16.4% compared to the same month of the previous year, which is related to the footprint optimization implemented in recent years. Our customers continue to have access to over 16,000 ATMs through Colombia’s financial institu-tions. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- Excluding the effect of foreign exchange variation, at the end of the third quarter of 2022, the Colombian portfolio remained practically unchanged compared to the previous quarter, totaling Ch$4.84 billion, however, on a 12-month comparison, the loans portfolio grew by 2.4%.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q22	2Q22	change	3Q21	change
Wholesale lending	**3,136,795**	**3,155,199**	**-0.6%**	**3,098,213**	**1.2%**
Commercial loans	2,732,228	2,742,192	-0.4%	2,678,060	2.0%
Current account overdrafts	12,345	10,742	14.9%	2,202	460.5%
Leasing and factoring	385,163	395,715	-2.7%	411,838	-6.5%
Other loans and receivables	7,059	6,550	7.8%	6,112	15.5%
Retail lending	**1,703,496**	**1,695,033**	**0.5%**	**1,630,525**	**4.5%**
Residential Mortgage loans	**768,141**	**756,010**	**1.6%**	**709,695**	**8.2%**
Housing leasing	321,805	316,046	1.8%	310,638	3.6%
Other mortgage loans	446,337	439,964	1.4%	399,056	11.8%
Consumer loans	**935,354**	**939,023**	**-0.4%**	**920,830**	**1.6%**
Consumer loans	696,331	708,656	-1.7%	724,705	-3.9%
Current account overdrafts	1,308	1,449	-9.7%	1,438	-9.0%
Credit card debtors	195,760	188,768	3.7%	158,975	23.1%
Leasing consumer	127	159	-19.9%	462	-72.5%
Other loans and receivables	41,828	39,992	4.6%	35,250	18.7%
TOTAL LOANS[1]	**4,840,290**	**4,850,232**	**-0.2%**	**4,728,737**	**2.4%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate v ariation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2099 pe r COP as of September 30, 2022.

(1) Total loans does not include balance owed by banks.

In the third quarter of 2022, the performance of Colombia's loan portfolio did not register a significant variation compared to the previous quarter, due to the offset between the 0.6% decrease in commercial loans (Wholesale lending) and the 0.5% growth in Retail lending, as a result of greater mortgage activities.

Compared to the third quarter of 2021, the total loans portfolio showed an expansion of 2.4%, driven by greater Retail activity, both in Consumer and Mortgage loans, in addition to the greater dynamism of the Commercial portfolio (improvement in commercial loans compared to contraction in leasing and factoring).

Residential Mortgage loans reached Ch$768.1 billion at the end of the third quarter of 2022, presenting an increase of 1.6% over the previous quarter and a growth of 8.2% compared to as of September 30, 2021. On the other hand, Consumer loans registered a slight decrease of 0.4% in the quarter compared to 2Q22, while in the 12-month comparison a growth of 1.6% was observed, highlighting the greater activity in credit cards.

ItaúCorpbanca 42

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Assets

In Ch$ million, end of period	3Q22	2Q22	change	3Q21	change
Cash and deposits in banks	2,056,848	1,655,846	24.2%	2,471,563	-16.8%
Cash items in process of collection	704,650	678,028	3.9%	588,149	19.8%
Trading investments	700,404	645,216	8.6%	401,285	74.5%
Investments under resale agreements	141,069	291,306	-51.6%	88,748	59.0%
Financial derivatives contracts	4,824,275	3,815,642	26.4%	3,258,246	48.1%
Interbank loans, net	35,753	54,052	-33.9%	79,714	-55.1%
Loans and accounts receivable from customers, net of loan loss allowances	26,567,149	25,822,414	2.9%	23,020,767	15.4%
Available-for-sale investments	3,759,769	4,281,500	-12.2%	3,661,391	2.7%
Held-to-maturity investments	1,066,595	1,095,919	-2.7%	183,956	479.8%
Investments in associates and other companies	22,460	21,189	6.0%	13,831	62.4%
Intangible assets[1]	695,945	696,753	-0.1%	701,178	-0.7%
Property, plan and equipment	158,537	164,513	-3.6%	201,387	-21.3%
Current taxes	40,614	41,853	-3.0%	83,509	-51.4%
Deferred taxes	247,897	278,132	-10.9%	249,849	-0.8%
Other assets	1,149,699	783,732	46.7%	765,272	50.2%
Total Assets	**42,171,663**	**40,326,097**	**4.6%**	**35,768,845**	**17.9%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the third quarter of 2022, our assets totaled Ch$42.2 trillion, an increase of Ch$1,846 billion or 4.6% from the previous quarter, as presented below:

Ch$ billion



(496)
745
712
27
(150)
1,009
1,846
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-22 - Jun-22

Compared to the third quarter of 2021, total assets increased by Ch$6,403 billion or 17.9%. The main changes are presented below:

Ch$ billion



1,280
3,546
(159)
117
52
1,566
6,403
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-22 - Sep-21

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

September 30, 2022

Ch$ 42.2 trillion

▲ **+ 4.6%** (Sep-22 vs. Jun-22)

▲ **+ 17.9%** (Sep-22 vs. Sep-21)



0.3%
1.7%
3.7%
11.4%
13.1%
5.0%
64.8%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 35.5 trillion

▲ **+ 6.7%** (Sep-22 vs. Jun-22)

▲ **+ 20.6%** (Sep-22 vs. Sep-21)

Ch$ 6.7 trillion

▼ **+ 5.5%** (Sep-22 vs. Jun-22)

▲ **+ 5.5%** (Sep-22 vs. Sep-21)

Ch$ billion



36,732
35,639
33,615
34,402
35,769
37,784
37,619
40,326
42,172
17%
17%
16%
17%
18%
18%
17%
18%
16%
83%
83%
84%
83%
82%
82%
83%
82%
84%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Chile
Colombia
Total

ItaúCorpbanca

43

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Liabilities

In Ch$ million, end of period	3Q22	2Q22	change	3Q21	change
Deposits and other demand liabilities	6,375,900	7,078,095	-9.9%	6,932,429	-8.0%
Cash items in process of being cleared	728,926	705,316	3.3%	579,443	25.8%
Obligations sold under repurchase agreements	441,427	207,398	112.8%	361,949	22.0%
Time deposits and other time liabilities	12,123,989	11,174,937	8.5%	10,182,623	19.1%
Financial derivatives contracts	4,832,812	3,798,768	27.2%	3,104,533	55.7%
Interbank borrowings	5,483,420	5,315,090	3.2%	4,749,007	15.5%
Issued debt instruments	7,458,468	7,542,140	-1.1%	6,226,268	19.8%
Other financial liabilities	45,154	47,021	-4.0%	34,441	31.1%
Current taxes	26,899	0	-	951	2728.5%
Deferred taxes	0	0	-	12	-100.0%
Provisions	463,156	404,719	14.4%	345,781	33.9%
Other liabilities[1]	877,789	803,441	9.3%	819,436	7.1%
Total Liabilities	**38,857,940**	**37,076,925**	**4.8%**	**33,336,873**	**16.6%**
Attributable to Shareholders	**3,310,658**	**3,245,916**	**2.0%**	**2,355,997**	**40.5%**
Non-controlling interest	3,066	3,256	-5.9%	75,975	-96.0%
Total Equity and Liabilities	**42,171,663**	**40,326,097**	**4.6%**	**35,768,845**	**17.9%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the third quarter of 2022, compared to the previous quarter, are presented in the chart below:


949
(702)
234
(84)
1,034
414
1,846
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Sep-22 - Jun-22

Compared to the third quarter of 2021, the main changes in liabilities are highlighted as follows:


1,941
(557)
79
1,232
1,728
1,978
6,403
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

ItaúCorpbanca 44

Management Discussion & Analysis | Balance Sheet by Currency
Itaú

Balance Sheet by Currency

Assets | September 30, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,056,848	1,608,183	923,036	-	685,147	448,664
Cash items in process of collection	704,650	701,660	312,706	-	388,954	2,990
Trading investments	700,404	297,012	288,931	8,081	-	403,393
Investments under resale agreements	141,069	104,146	104,146	-	-	36,923
Financial derivatives contracts	4,824,275	4,551,917	3,459,894	244,941	847,082	272,358
Interbank loans, net	35,753	-	-	-	-	35,753
Loans and accounts receivable from customers, net of loan loss allowances	26,567,149	21,956,140	6,649,962	11,133,105	4,173,073	4,611,009
Available-for-sale investments	3,759,769	3,346,271	2,736,510	134,007	475,754	413,499
Held-to-maturity investments	1,066,595	901,025	468,768	393,621	38,635	165,570
Investments in associates other companies	22,460	15,580	15,359	-	220	6,880
Intangible assets	695,945	659,473	659,343	-	130	36,473
Property, plant and equipment	158,537	123,818	116,392	-	7,426	34,718
Current taxes	40,614	3,520	3,481	-	40	37,093
Deferred taxes	247,897	162,682	138,952	-	23,731	85,214
Other assets	1,149,699	1,054,984	386,198	4,807	663,979	94,715
Total Assets	**42,171,663**	**35,486,412**	**16,263,679**	**11,918,561**	**7,304,171**	**6,685,252**

Liabilities | September 30, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	6,375,900	4,177,066	2,864,017	23,288	1,289,761	2,198,834
Cash items in process of being cleared	728,926	728,851	414,369	-	314,482	75
Obligations sold under repurchase agreements	441,427	208,211	208,211	-	0	233,216
Time deposits and other time liabilities	12,123,989	10,413,812	7,016,941	1,269,193	2,127,678	1,710,177
Financial derivatives contracts	4,832,812	4,590,251	3,620,973	163,893	805,384	242,561
Interbank borrowings	5,483,420	4,750,321	3,007,242	34,095	1,708,984	733,099
Issued debt instruments	7,458,468	6,684,906	511,526	6,173,380	-	773,562
Other financial liabilities	45,154	45,154	45,154	-	-	-
Current taxes	26,899	26,899	26,899	-	-	-
Deferred taxes	-	-	-	-	-	-
Provisions	463,156	367,295	339,419	-	27,876	95,861
Other liabilities	877,789	749,849	258,055	189,027	302,767	127,940
Total Liabilities	**38,857,940**	**32,742,614**	**18,312,805**	**7,852,876**	**6,576,933**	**6,115,326**
Capital	2,687,951	2,204,210	2,204,210	-	-	483,740
Reserves	236,039	(92,461)	(92,461)	-	-	328,500
Valuation adjustment	(55,923)	(58,121)	(21,847)	-	(36,273)	2,198
Retained Earnings:	**442,591**	**687,990**	**99,945**	**505,726**	**82,319**	**(245,399)**
Retained earnings or prior years	194,464	447,138	447,138	-	-	(252,673)
Income for the period	354,467	347,193	(240,853)	505,726	82,319	7,274
Minus: Provision for mandatory dividend	(106,340)	(106,340)	(106,340)	-	-	-
Equity attributable to shareholders	**3,310,658**	2,741,618	2,189,847	505,726	46,046	569,039
Non-controlling interest	3,066	2,179	2,179	-	0	886
Total Equity	**3,313,724**	**2,743,798**	**2,192,025**	**505,726**	**46,046**	**569,926**
Total Liabilities and Equity	**42,171,663**	**35,486,412**	**20,504,831**	**8,358,602**	**6,622,979**	**6,685,252**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholder s.

ItaúCorpbanca
45

Management Discussion & Analysis Balance Sheet

Credit Portfolio

Highlights

- At the end of the third quarter of 2022, our total credit portfolio reached Ch$27.3 billion, 2.9% higher than the previous quarter and 14.8% higher than the end of the third quarter of 2021. This growth in twelve months is due to improvements in the Wholesale and Retail portfolios in Chile and Colombia, specifically improvements in Consumer in the case of Chile and Mortgage in Colombia, in addition to depreciation effects against the USD that both local currencies have registered.
- In constant currency, total loans in Colombia did not register a significant variation compared to the previous quarter and grew by 2.9% compared to the end of the third quarter of 2021, presenting significant improvements in consumer and mortgage loans (see details on page 42). Considering the 5.9% depreciation of the Colombian peso against the Chilean peso in the quarter, the loan portfolio for Colombia decreased by 6.11% in the third quarter of 2022 and increased 1.3% in the 12-month period ended September 30, 2022.

In Ch$ million, end of period	3Q22	2Q22	change	3Q21	change
Wholesale lending	17,233,245	16,691,963	3.2%	15,245,039	13.0%
Chile	14,096,450	13,340,039	5.7%	12,113,638	16.4%
Commercial loans	11,338,783	10,850,005	4.5%	10,451,761	8.5%
Foreign trade loans	1,848,640	1,598,646	15.6%	957,354	93.1%
Leasing and Factoring	909,027	891,387	2.0%	704,523	29.0%
Colombia	3,136,795	3,351,924	-6.4%	3,131,401	0.2%
Commercial loans	2,751,632	2,931,537	-6.1%	2,715,151	1.3%
Leasing and Factoring	385,163	420,388	-8.4%	416,250	-7.5%
Retail lending	10,094,954	9,876,996	2.2%	8,566,929	17.8%
Chile	8,391,459	8,076,278	3.9%	6,918,938	21.3%
Consumer loans	2,176,968	2,094,609	3.9%	1,703,882	27.8%
Residential mortgage loans	6,214,491	5,981,669	3.9%	5,215,056	19.2%
Colombia	1,703,496	1,800,718	-5.4%	1,647,991	3.4%
Consumer loans	935,354	997,570	-6.2%	930,694	0.5%
Residential mortgage loans	768,141	803,147	-4.4%	717,297	7.1%
TOTAL LOANS[1]	27,328,200	26,568,958	2.9%	23,811,968	14.8%
Chile	22,487,909	21,416,316	5.0%	19,032,576	18.2%
Colombia	4,840,290	5,152,642	-6.1%	4,779,392	1.3%

(1) Total loans does not include balance owed by banks.



Loan Portfolio - Breakdown
Mortgage 16%
Consumer 19%
Commercial 65%
Colombia 18%
Chile 82%
Mortgage 23%
Consumer 8%
Commercial 51%

Credit Portfolio - Currency Breakdown



Ch$ billion
Sep-22 7,028 11,133 9,167 27,328
Jun-22 6,870 10,676 9,023 26,569
Mar-22 6,764 10,189 7,887 24,839
Dec-21 6,740 9,799 8,215 24,754
Sep-21 6,600 9,452 7,759 23,812
Jun-21 6,557 9,214 7,101 22,873
Ch$ UF FX

As of September 30, 2022, Ch$9.167 billion of our total credit portfolio was denominated or indexed to foreign currency. This portion grew 1.6% in this quarter and represents approximately 34% of our total Credit Portfolio. In the third quarter of 2022, the USD/CLP exchange rate increased 4.4% or approximately Ch$40 per dollar.

ItaúCorpbanca 46

Management Discussion & Analysis | Balance Sheet

NPL Ratio (90 days overdue) by segment

By the end of the third quarter of 2022, our consolidated NPL ratio reached 2.07%, representing an increase of 6bp compared to the previous quarter and a decrease of 26bp compared to the same period of 2021.

The NPL ratio for Commercial loans increased from 2.45% to 2.53% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.33%, an increase of 8bp compared to the previous quarter and a decrease of 46bp compared to the third quarter of 2021.

In the case of Consumer loans, the NPL ratio increased 7bp compared to the previous period, while the Mortgage loans fell 3bp in the quarter, standing at 1.88% and 1.03%, respectively.


3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
4Q'21
1Q'22
2Q'22
3Q'22
2.46%
2.57%
3.06%
3.30%
2.97%
2.30%
2.19%
2.45%
2.53%
2.16%
2.19%
2.76%
3.03%
2.80%
2.05%
1.94%
2.26%
2.33%
2.15%
2.23%
2.50%
2.61%
2.34%
1.88%
1.82%
2.02%
2.07%
1.26%
1.81%
1.68%
1.67%
1.39%
1.30%
1.58%
1.80%
1.88%
1.61%
1.46%
1.33%
1.23%
1.12%
1.07%
1.03%
1.06%
1.03%
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Tangible Equity Breakdown

The chart below shows the calculation of the average tangible Shareholders Equity or "Managerial Equity", which we use to determine the RoTAE.


3Q22 Average Balance (Ch$ billion)
Goodwill: Ch$ 493
Ch$ 493
Ch$ -
Intangibles from PPA: Ch$ 51
Ch$ 51
Ch$ -
All other Assets: Ch$ 40,627
Ch$ 33,904
Ch$ 6,722
Assets: 41,170
Deferred taxes associated with intangibles from PPA: Ch$ 14
Ch$ 14
Ch$ -
All other Liabilities: Ch$ 37,957
Ch$ 31,780
Ch$ 6,177
Liabilities: 37,971
Asociated w/ PPA Intang.: Ch$ -
Minority Interest ex GW and PPA Intangibles: Ch$ 3
Minority Interest: 3
GW and PPA Intangibles: Ch$ 530
Ch$ 530
Ch$ -
Managerial Tang. Equity: Ch$ 2,667
Ch$ 2,150
Ch$ 516
Shareholders' Equity: 3,197
Managerial Tang. Equity: Ch$ 2,667
Ch$ 2,150
Ch$ 516
Recurring Results: Ch$ 117.1
Ch$ 114.0
Ch$ 3.2
Recurring RoTE: 17.6%
21.2%
2.4%

ItaúCorpbanca 47

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed 5bp, benefitting our cost of funds. In 2022, we have issued bonds for UF 21.5 million (equivalent to Ch$736,552 million and US$762.5 million).
- Total funding amounted to Ch$31.9 trillion by the end of the third quarter of 2022, a 1.8% increase compared to the previous quarter and a 12.1% increase compared with the same period of 2021. The quarter-over-quarter change was primarily due to: (i) Investments sold under repurchase agreements growth (112.8%); (ii) time deposits and saving accounts increase (8.5%); and Interbank borrowings growth (3.2%). These changes were partly offset by demand deposits decrease (-9.9%) due to the monetary policy interest rate rose from 9.0% in June 2022 to 10.8% in September 2022. In addition, letters of credit have decreased by (-5.7%). Year-over-year, Investments sold under repurchase agreements have increased by 22.0%. Also bonds and Time deposits and saving accounts have expanded by 21.5% and 19.1%, respectively against the third quarter of 2021. On the other hand, demand deposits have decreased by (-8.0%).

In Ch$ million, end of period	3Q22	2Q22	change		3Q21	change	
Funding from Clients (A)	**18,941,316**	**18,460,430**	**480,886**	**2.6%**	**17,477,001**	**1,464,315**	**8.4%**
Deposits and other demand liabilities	6,375,900	7,078,095	-702,195	-9.9%	6,932,429	-556,529	-8.0%
Time deposits and saving accounts	12,123,989	11,174,937	949,052	8.5%	10,182,623	1,941,366	19.1%
Investments sold under repurchase agreements	441,427	207,398	234,030	112.8%	361,949	79,478	22.0%
Other Funding (B)	**12,987,042**	**12,904,250**	**82,791**	**0.6%**	**11,009,716**	**1,977,326**	**18.0%**
Letters of credit	20,162	21,386	-1,224	-5.7%	25,167	-5,005	-19.9%
Bonds	6,180,131	6,289,666	-109,535	-1.7%	5,085,906	1,094,225	21.5%
Subordinated bonds	1,258,176	1,231,089	27,087	2.2%	1,115,195	142,981	12.8%
Interbank borrowings	5,483,420	5,315,090	168,331	3.2%	4,749,007	734,413	15.5%
Other financial liabilities	45,154	47,021	-1,867	-4.0%	34,441	10,713	31.1%
Total Funding (A) + (B)	**31,928,358**	**31,364,680**	**563,677**	**1.8%**	**28,486,717**	**3,441,641**	**12.1%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 85.6% in the third quarter of 2022:


83.6%
82.9%
81.9%
84.7%
85.6%
28.5
23.8
29.9
24.8
30.3
24.8
31.4
26.6
31.9
27.3
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

ItaúCorpbanca

48

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commission applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	3Q22	2Q22
High Quality Liquid Assets	3,927,829	4,102,468
Net Potential Cash Outflows	2,908,068	2,672,997
LCR (%)	135.1%	153.5%

In Ch$ million	3Q22	2Q22
High Quality Liquid Assets	780,124	1,033,204
Net Potential Cash Outflows	615,890	709,067
LCR (%)	126.7%	145.7%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2099 per COP as of September 30, 2022.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum gradually increased to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	3Q22	2Q22
Available Stable Funding	21,578,780	21,081,294
Required Stable Funding	20,025,022	19,004,465
NSFR (%)	107.8%	110.9%

In Ch$ million	3Q22	2Q22
Available Stable Funding	3,851,034	3,934,883
Required Stable Funding	3,979,372	4,096,427
NSFR (%)	96.8%	96.1%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2099 per COP as of September 30, 2022.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

ItaúCorpbanca 49

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the third quarter of 2022, our regulatory capital ratio reached 14.85%, a decrease of 22 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	3Q22	2Q22
Core capital [1]	3,310,658	3,245,916
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	1,101,166	1,076,573
(+) Additional provisions	174,939	156,659
(+) Minority interest	3,066	3,256
= Regulatory capital (Core capital + Tier II capital)	4,097,317	3,989,892
Risk-Weighted assets (RWA)	27,595,210	26,474,825
BIS (Regulatory capital / Risk-weighted assets) [2]	14.85%	15.07%
Core capital ratio [1] (ex-goodwill)	10.21%	10.40%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 3Q22

The solvency ratio decreased 22 basis points, from 15.07% to 14.85%, mainly due to the effect of exchange rates on RWA and other comprehensive income (OCI). This was partially offset by results of the period, an increase in computable subordinated debt (effect of UF) and in additional provision.


15.07%
24 bp
9 bp
-63 bp
7bp
14.85%
2Q'22
Core Capital (1)
Subordinated Bonds
RWA
Other
3Q'22

ItaúCorpbanca 50

Management Discussion & Analysis | Risk and Capital Management
Itaú

Ownership structure and resource management

The Bank's current ownership structure consists of Itaú Unibanco (65.62%) and minority shareholders (34.38%), the latter includes the Saieh Family (1.83%). It is worth mentioning that the ownership structure was recently updated, on July 14, 2022, the date on which the termination of the Transaction Agreement, dated as of January 20, 2017, among Itaú Corpbanca, among Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, as well as the Shareholders Agreement, dated as of April 1, 2016, among CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., was communicated to the market by means of a Material Event Notice filed with the CMF.

The Bank's bylaws, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the proposal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be distributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks.

Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effects and protect depositors, creditors and shareholders of Itaú Corpbanca. The capital contingency plan is reviewed and updated annually, in accordance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabilizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

ItaúCorpbanca 51

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Additional Information
Itaú

Our Shares

Itaú Corpbanca capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (**ITAUCORP**) as of September 30, 2022. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.8 trillion | **US$1.8** billion

Sell-side ratings

10 Buy | **1 Hold** | **0 Sell**

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended September 30, 2022 (US$ million)


2.02
0.08
2.11
Santiago
NY
Total

Corporate Structure Chart

As of September 30, 2022, our shareholders structure was as follows:


Itaú Unibanco[1]
65.62%
Others
34.38%
Itaú Corpbanca
973,517,871,202 (# total shares)

1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.

2– Includes 378,897,410 shares owned by Corp Group Banking S.A. that are under custody.


Others
Free Float
Others
1.17%
Saieh Family[2]
1.83%
Local
Inst. Investors
7.01%
335 bn
(# shares)
Sec. Brokerage
15.39%
8.98%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco appoints the majority of the board of directors (8/11).
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 09/30/2022	1.83	2.87
Maximum price in the quarter	2.13	3.58
Average Price in the quarter	1.91	3.13
Minimum price in the quarter	1.72	2.59
Closing Price at 06/30/2022	1.72	2.83
Closing Price at 09/30/2021	1.99	3.95
Change in 3Q'22	6.76%	1.45%
Change in LTM	-7.84%	-27.32%
Average daily trading volume LTM (million)	1,952.99	0.08
Average daily trading volume in 3Q'22 (million)	1,906.97	0.02

Shareholder Base and Ratios	3Q22	2Q22	3Q21
Number of outstanding shares (million)	973,517.9	973,517.9	512,406.8
Number of outstanding ADRs [1:1500] (million)	6.47	6.50	5.00
Recurring Diluted Earnings per share in the quarter (Ch$)	0.12	0.15	0.12
Accounting Diluted Earnings per share in the quarter (Ch$)	0.12	0.14	0.10
Recurring Diluted Earnings per ADR in the quarter (US$)	0.19	0.24	0.21
Accounting Diluted Earnings per ADR in the quarter (US$)	0.18	0.23	0.19
Book value per share in the quarter (Ch$)	3.40	3.33	4.60
Price* / Earnings (P/E)	3.95	3.09	4.75
Price*/ Tangible Book Value (P/B)	0.54	0.51	0.43

* Closing price on the last trading day of each period.

Dividends

The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future dividends. For purposes of capital requirements, annual dividends are provisioned at 30%.

Itaú Corpbanca paid its last annual dividend of Ch$0.0856089775/ share in Chile on March 24, 2022. The dividend payout ratio was 30% of 2021 Net Income, equivalent to a dividend yield of 5.41%.

The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
2017	**2018**	57,447	40%	0.044844689
2018	**2019**	172,047	30%	0.100728627
2019	**2020**	127,065	100%	0.2479770771
2020	**2021**	(925,479)	0%	0.0000000000
2021	**2022**	277,806	30%	0.0856089775

1- Net Income Attributable to Shareholders (Accounting)

ItaúCorpbanca
51

Management Discussion & Analysis Additional Information

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

ItaúCorpbanca 55

Management Discussion & Analysis | Additional Information

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú Corpbanca has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation".**

Wholesale Banking


CIB
Institutional
Multinational
Real Estate
Large Companies

- **Corporate and Investment Banking (CIB):** serves the largest economic groups of the country. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Institutional:** this segment is specialized in financial and non-financial institutional clients, with focus on their investment, funding and non – credit products and services needs for their daily operations.
- **Multinational:** levers the Itaú BBA footprint along Latam, developing distinct value proposals for companies operating along the region. We supply different alternatives for optimizing working capital and Treasury management cross border.
- **Real Estate and Construction Banking:** serves clients that develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual revenues between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.

Retail Banking


Private Bank
Personal Bank
Itau Branches
Banco Condell

- **Private Bank:** serves high income individuals with net investments over US$1 million and their personal businesses.
- **Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itau Branches:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Since the fourth quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

ItaúCorpbanca 56

57 Management Discussion & Analysis Our Value Proposition This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocation of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan-nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to internal and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu-tion’s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are delivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú Corpbanca structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives • Investment Banking Details in Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments • Insurances Details in Itaú para ti Additional Information

58 Management Discussion & Analysis Main Stakeholders Stakeholders Customers, defined as individuals or companies of all sizes that use the Bank’s services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others. Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, inter-nal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others. Suppliers, with which constant communication is main-tained via email, supplier portal, surveys, press releases, among others. Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website, among others. Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds com-pliance obligations. The Bank maintains communica-tions with regulatory entities via Memos, Regulator email address, Securities and Exchange Commission (SEC) filings, among others. Society in general, includes the media and citizens in general (customers and non-customers). The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic ob-jectives defined by the Bank, goals that in quantitative terms and in particular for the year 2022, refer to a growth of loans, with controlled credit risk (between 0.7% and 1.0% of the portfolio) and administrative expenses growing below inflation, objectives that are periodically monitored and analyzed in this quarterly disclosure (page 18 of this report). Itaú Corpbanca's activity focuses on the implementation of a transformation plan based on five pillars: “disruption”, “customer centricity”, “simple and digital ”, “innovative organization and culture ” and “sustainable results”. Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself. Additional Information

Management Discussion & Analysis | Additional Information

Risk management

At Itaú Corpbanca **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú Corpbanca has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Internal, Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú Corpbanca had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the Bank, from the perspective of social and environmental impacts, a policy applied by the socio-environmental risk area, which performs an analysis of the information provided by clients to classify them according to their exposure to environmental risks, social and reputational. These bodies regulate and oversee compliance with current environmental, business-specific, labor, hygiene and safety regulations. The area searches the press for articles related to socio-environmental and reputation risk. It visits the customer's webpage to analyze the social and environmental commitments undertaken. Based on the information gathered, the socio-environmental risk area drafts a report and assesses the customer on the basis of socio-environmental and reputation risk exposure (see Annual Integrated Report 2021 available at https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

For more details of the risk management carried out and description of the same see chapter 7.6 of the Integrated Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

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60 Management Discussion & Analysis

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Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, in-cluding estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling share-holders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to fu-ture regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More infor-mation on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements con-tained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl CAUTION REGARDING FORWARD-LOOKING STATEMENTS